As Filed with the Securities and Exchange Commission on August 10, 2010

REGISTRATION NO. 333-
811-05846

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 104

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
(Exact Name of Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Name of Depositor)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (781) 237-6030

Sandra M. DaDalt, Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park, SC 1335
Wellesley Hills, Massachusetts 02481
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement or as soon thereafter as practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

PART A

XXXXXX, 2010
SUN LIFE FINANCIAL MASTERS® CHOICE PROSPECTUS

Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.

You may choose among a number of fixed and variable investment options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following funds (the “Funds”):

Large-Cap Equity Funds	International/Global Small/Mid-Cap Equity Fund
Columbia Marsico 21st Century Fund, Variable Series -	First Eagle Overseas Variable Fund
B Class	Emerging Markets Equity Funds
Columbia Marsico Growth Fund, Variable Series - B Class	Lazard Retirement Emerging Markets Equity Portfolio,
Fidelity® Variable Insurance Products Fund Contrafund®	Service Class
Portfolio - Service Class 2	MFS® Emerging Markets Equity Portfolio - S Class
Huntington VA Dividend Capture Fund	Specialty Sector Equity Fund
Huntington VA Growth Fund	MFS® Utilities Portfolio - S Class
Huntington VA Income Equity Fund	Specialty Sector Commodity Funds
Huntington VA Macro 100 Fund	Huntington VA Real Strategies Fund
Invesco Van Kampen V.I. Comstock Fund - Series II	PIMCO CommodityRealReturnTM Strategy
Lord Abbett Series Fund Fundamental Equity	Portfolio - Admin. Class
Portfolio - Class VC	Real Estate Equity Fund
MFS® Core Equity Portfolio - S Class	Sun Capital Global Real Estate Fund - S Class
MFS® Value Portfolio - S Class	Asset Allocation Funds
Mutual Shares Securities Fund - Class 2	AllianceBernstein Balanced Wealth Strategy
Oppenheimer Capital Appreciation Fund/VA -	Portfolio, Class B
Service Shares	BlackRock Global Allocation V.I. Fund - Class III
SCSM Davis Venture Value Fund - S Class	Fidelity® Variable Insurance Products Balanced
SCSM Lord Abbett Growth & Income Fund - S Class	Portfolio - Service Class 2
SCSM Oppenheimer Large Cap Core Fund - S Class	Franklin Income Securities Fund - Class 2
SCSM WMC Large Cap Growth Fund - S Class	Huntington VA Balanced Fund
Mid-Cap Equity Funds	Invesco Van Kampen V.I. Equity and Income
Fidelity® Variable Insurance Products Fund Mid Cap	Fund - Series II
Portfolio - Service Class 2	MFS® Global Tactical Allocation Portfolio - S Class
Huntington VA Mid Corp America Fund	MFS® Total Return Portfolio - S Class
Huntington VA New Economy Fund	PIMCO Global Multi-Asset Portfolio - Advisor Class
Invesco Van Kampen V.I. Mid Cap Value	SCSM Ibbotson Balanced Fund - S Class
Fund - Series II	SCSM Ibbotson Growth Fund- S Class
Lord Abbett Series Fund Growth Opportunities	SCSM Ibbotson Moderate Fund - S Class
Portfolio - Class VC	Target Date Funds
SCSM Goldman Sachs Mid Cap Value Fund - S Class	Fidelity® Variable Insurance Products Fund Freedom
SCSM WMC Blue Chip Mid Cap Fund - S Class	2015 Portfolio - Service Class 2
Universal Institutional Funds, Inc. - Mid Cap Growth	Fidelity® Variable Insurance Products Fund Freedom
Portfolio - Class II	2020 Portfolio - Service Class 2
Small-Cap Equity Funds	Money Market Fund
Franklin Small Cap Value Securities Fund - Class 2	Sun Capital Money Market Fund® - S Class
Huntington VA Situs Fund	Short-Term Bond Fund
SCSM Columbia Small Cap Value Fund - S Class	SCSM Goldman Sachs Short Duration Fund - S Class
SCSM Invesco Small Cap Growth Fund - S Class	Intermediate-Term Bond Funds
SCSM Oppenheimer Main Street Small Cap Fund - S Class	Huntington VA Mortgage Securities Fund
International/Global Equity Funds	MFS® Bond Portfolio - S Class
AllianceBernstein International Growth Portfolio, Class B	MFS® Government Securities Portfolio - S Class
Columbia Marsico International Opportunities Fund,	SCSM PIMCO Total Return Fund - S Class
Variable Series - B Class	Sun Capital Investment Grade Bond Fund® - S Class
Huntington VA International Equity Fund	Inflation Protected Bond Fund
Huntington VA Rotating Markets Fund	SCSM BlackRock Inflation Protected Bond Fund - S Class
MFS® International Growth Portfolio - S Class	Multi-Sector Bond Fund
MFS® International Value Portfolio - S Class	Franklin Strategic Income Securities Fund - Class 2
MFS® Research International Portfolio - S Class	High Yield Bond Fund
Oppenheimer Global Securities Fund/VA - Service Shares	SCSM PIMCO High Yield Fund - S Class
SCSM AllianceBernstein International Value Fund - S Class	Emerging Markets Bond Fund
Templeton Growth Securities Fund - Class 2	PIMCO Emerging Markets Bond Portfolio -
Admin. Class

Not all of these Funds may be available to you as an investment option under your Contract. Please see “Variable Account Options: The Funds.”

Please read this Prospectus and the Fund prospectuses carefully before investing and keep them for future reference. They contain important information about the Contracts and the Funds.

We have filed a Statement of Additional Information dated XXXXXX, 2010 (the “SAI”) with the Securities and Exchange Commission (the “SEC”), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 54 of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our “Annuity Mailing Address”) or by telephoning (800) 752-7215. In addition, you can inspect and copy all of our filings at the SEC's public reference facilities at: 100 F Street, N.E., Washington, D.C. 20549-0102, telephone (202) 551-8090. The SEC will provide copies by mail for a fee. The SEC also maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Any reference in this Prospectus to receipt by us means receipt at the following address: SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

TABLE OF CONTENTS

SPECIAL TERMS [INSERT PAGE NUMBER]
PRODUCT HIGHLIGHTS [INSERT PAGE NUMBER]
FEES AND EXPENSES [INSERT PAGE NUMBER]
EXAMPLE [INSERT PAGE NUMBER]
CONDENSED FINANCIAL INFORMATION [INSERT PAGE NUMBER]
THE ANNUITY CONTRACT [INSERT PAGE NUMBER]
COMMUNICATING TO US ABOUT YOUR CONTRACT [INSERT PAGE NUMBER]
Electronic Account Information [INSERT PAGE NUMBER]
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.) [INSERT PAGE NUMBER]
THE VARIABLE ACCOUNT [INSERT PAGE NUMBER]
VARIABLE ACCOUNT OPTIONS: THE FUNDS [INSERT PAGE NUMBER]
THE FIXED ACCOUNT OPTIONS:  THE DCA PERIODS [INSERT PAGE NUMBER]
THE ACCUMULATION PHASE [INSERT PAGE NUMBER]
Issuing Your Contract [INSERT PAGE NUMBER]
Amount and Frequency of Purchase Payments [INSERT PAGE NUMBER]
Allocation of Net Purchase Payments [INSERT PAGE NUMBER]
Your Account [INSERT PAGE NUMBER]
Your Account Value [INSERT PAGE NUMBER]
Variable Account Value [INSERT PAGE NUMBER]
Fixed Account Value [INSERT PAGE NUMBER]
Transfer Privilege [INSERT PAGE NUMBER]
Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates [INSERT PAGE NUMBER]
Other Programs [INSERT PAGE NUMBER]
WITHDRAWALS AND WITHDRAWAL CHARGES [INSERT PAGE NUMBER]
Cash Withdrawals [INSERT PAGE NUMBER]
Withdrawal Charge [INSERT PAGE NUMBER]
Types of Withdrawals not Subject to Withdrawal Charge [INSERT PAGE NUMBER]
CONTRACT CHARGES [INSERT PAGE NUMBER]
Account Fee [INSERT PAGE NUMBER]
Administrative Expense Charge and Distribution Fee [INSERT PAGE NUMBER]
Mortality and Expense Risk Charge [INSERT PAGE NUMBER]
Charges for Optional Benefits [INSERT PAGE NUMBER]
Premium Taxes [INSERT PAGE NUMBER]
Fund Expenses [INSERT PAGE NUMBER]
Modification in the Case of Group Contracts [INSERT PAGE NUMBER]
OPTIONAL LIVING BENEFITS [INSERT PAGE NUMBER]
Key Terms [INSERT PAGE NUMBER]
Description of the Living Benefits [INSERT PAGE NUMBER]
Important Considerations [INSERT PAGE NUMBER]
Annual Withdrawal Amount [INSERT PAGE NUMBER]
Lifetime Withdrawal Percentage [INSERT PAGE NUMBER]
Withdrawal Benefit Base [INSERT PAGE NUMBER]
Bonus and Bonus Base [INSERT PAGE NUMBER]
200% Benefit Enhancement (SIM and SIM Plus only) [INSERT PAGE NUMBER]
Step-Up [INSERT PAGE NUMBER]
Plus Factor (SIM Plus only) [INSERT PAGE NUMBER]
Impact of Withdrawals [INSERT PAGE NUMBER]
Costs of Living Benefits [INSERT PAGE NUMBER]
Cancellation of the Benefit [INSERT PAGE NUMBER]
Death of Participant - Single-Life Coverage [INSERT PAGE NUMBER]
Death of Participant - Joint-Life Coverage [INSERT PAGE NUMBER]
Annuitization Under the Living Benefits [INSERT PAGE NUMBER]
Tax Issues Under Living Benefits [INSERT PAGE NUMBER]
DESIGNATED FUNDS [INSERT PAGE NUMBER]
BUILD YOUR OWN PORTFOLIO [INSERT PAGE NUMBER]
DEATH BENEFIT [INSERT PAGE NUMBER]
Amount of Death Benefit [INSERT PAGE NUMBER]
The Basic Death Benefit [INSERT PAGE NUMBER]
Optional Death Benefit [INSERT PAGE NUMBER]
Spousal Continuance [INSERT PAGE NUMBER]
Calculating the Death Benefit [INSERT PAGE NUMBER]
Method of Paying Death Benefit [INSERT PAGE NUMBER]
Non-Qualified Contracts [INSERT PAGE NUMBER]
Selection and Change of Beneficiary [INSERT PAGE NUMBER]
Payment of Death Benefit [INSERT PAGE NUMBER]
THE INCOME PHASE -- ANNUITY PROVISIONS [INSERT PAGE NUMBER]
Selection of Annuitant(s) [INSERT PAGE NUMBER]
Selection of the Annuity Commencement Date [INSERT PAGE NUMBER]
Annuity Options [INSERT PAGE NUMBER]
Selection of Annuity Option [INSERT PAGE NUMBER]
Amount of Annuity Payments [INSERT PAGE NUMBER]
Exchange of Variable Annuity Units [INSERT PAGE NUMBER]
Account Fee [INSERT PAGE NUMBER]
Annuity Payment Rates [INSERT PAGE NUMBER]
Annuity Options as Method of Payment for Death Benefit [INSERT PAGE NUMBER]
OTHER CONTRACT PROVISIONS [INSERT PAGE NUMBER]
Exercise of Contract Rights [INSERT PAGE NUMBER]
Change of Ownership [INSERT PAGE NUMBER]
Voting of Fund Shares [INSERT PAGE NUMBER]
Reports to Owners [INSERT PAGE NUMBER]
Substitution of Securities [INSERT PAGE NUMBER]
Change in Operation of Variable Account [INSERT PAGE NUMBER]
Splitting Units [INSERT PAGE NUMBER]
Modification [INSERT PAGE NUMBER]
Discontinuance of New Participants [INSERT PAGE NUMBER]
Reservation of Rights [INSERT PAGE NUMBER]
Right to Return [INSERT PAGE NUMBER]
TAX PROVISIONS [INSERT PAGE NUMBER]
U.S. Federal Income Tax Provisions [INSERT PAGE NUMBER]
Puerto Rico Tax Provisions [INSERT PAGE NUMBER]
ADMINISTRATION OF THE CONTRACT [INSERT PAGE NUMBER]
DISTRIBUTION OF THE CONTRACT [INSERT PAGE NUMBER]
AVAILABLE INFORMATION [INSERT PAGE NUMBER]
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE [INSERT PAGE NUMBER]
STATE REGULATION [INSERT PAGE NUMBER]
LEGAL PROCEEDINGS [INSERT PAGE NUMBER]
FINANCIAL STATEMENTS [INSERT PAGE NUMBER]
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION [INSERT PAGE NUMBER]
APPENDIX A - GLOSSARY [INSERT PAGE NUMBER]
APPENDIX B - WITHDRAWAL CHARGE CALCULATIONS [INSERT PAGE NUMBER]
APPENDIX C - OPTIONAL LIVING BENEFIT EXAMPLES [INSERT PAGE NUMBER]
APPENDIX D - BUILD YOUR OWN PORTFOLIO [INSERT PAGE NUMBER]

SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

Sun Life Financial Masters® Choice provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more of the Variable Account options or the Fixed Account options available through our dollar-cost averaging program. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. When purchased in connection with a tax-qualified plan, the Contract provides no additional tax-deferral benefits because tax-qualified plans confer their own tax-deferral. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing the optional death benefit at an additional cost.

The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or the maximum annual Individual Retirement Annuity contribution, unless we waive these limits. You can make additional Purchase Payments at any time during the Accumulation Phase. However, if you are participating in an optional living benefit, you may be limited in the amount and timing of Purchase Payments you may make. Currently, there is no minimum amount required for additional Purchase Payments. However, we reserve the right to limit additional Purchase Payments to at least $1,000. We will not normally accept a Purchase Payment if your Account Value is over $2 million or, if the Purchase Payment would cause your Account Value to exceed $2 million.

Variable Account Options: The Funds

You can allocate your Purchase Payments among Sub-Accounts investing in a number of Fund options. You may also transfer among the Funds.  Each Fund is either a mutual fund registered under the Investment Company Act of 1940 or a separate securities portfolio of shares of such a mutual fund. The investment returns on the Funds are not guaranteed. You can make or lose money. .

The Fixed Account Options: The DCA Periods

You can allocate your Purchase Payments to one of the Fixed Account options available through our dollar-cost averaging (“DCA”) program: 6-month DCA Period and 12-month DCA Period. Each DCA Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate required by law. Once we have accepted your allocation to a particular DCA Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the DCA Period. We reserve the right to stop offering the DCA program.  (See “Other Programs.”) .

Fees and Expenses

The Contract has insurance features and investment features, and there are costs related to each.

If your Account Value is less than $100,000 on your Account Anniversary, we deduct a $50 Annual Account Fee. We will waive the Account Fee if your Account Value is $100,000 or more on your Account Anniversary.

During the Accumulation Phase, we deduct a mortality and expense risk charge at an annual rate of 1.05% of the average daily value of the Contract invested in the Variable Account.

We also deduct an administrative charge at an annual rate of 0.15% of the average daily value and a distribution fee at an annual rate of 0.15% of the average daily value of the Contract invested in the Variable Account.

If you take more than a specified amount of money out of your Contract, we assess a withdrawal charge against each Purchase Payment withdrawn. For each Purchase Payment, the withdrawal charge (also known as a “contingent deferred sales charge”) starts at 8% and declines to 0% after the Purchase Payment has been in the Contract for seven complete years.

Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

If you elect the optional death benefit, we will deduct, during the Accumulation Phase, an additional charge from the assets of the Variable Account at an annual rate of 0.40% of the average daily value of your Contract.

If you elect an optional living benefit, we will assess a periodic charge at a rate that may differ among the optional living benefits that are currently available. The  annual amount of the charge will not exceed 1.75% for single-life coverage (1.95% for joint-life coverage) of the highest Withdrawal Benefit Base during the Account Year.

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds. The charges vary depending upon which Fund(s) you have selected.

Optional Living Benefits

At issue, you may choose to participate in one of the optional living benefits available under your Contract:

●
Sun Income Riser® III (“SIR III”) offers a guaranteed withdrawal benefit with an opportunity for a bonus to be added to your benefit base if you defer taking withdrawals during a specified time period under your Contract.

●
Sun Income MaximizerSM (“SIM”) offers the same guaranteed withdrawal benefit as SIR III, includes a higher bonus than SIR III, and offers an enhancement equal to 200% of your first-year Purchase Payments.

●
Sun Income MaximizerSM Plus (“SIM Plus”) offers the same guaranteed withdrawal benefit, bonus, and enhancement as SIM and offers an additional opportunity to increase the amount of your annual withdrawal over time regardless of market performance,

Each of the living benefit options provides lifetime income even if your Account Value declines to zero, provided that certain conditions are met. The living benefits also allow you to “step-up”, or increase, your guaranteed amount on an annual basis, if eligible. You will pay a fee for the optional living benefit that you select and your investment choices are limited to the Designated Funds.

These optional living benefits are available only if you are 85 or younger on the Open Date. For SIM or SIM Plus you must also be 21 or older on the Open Date. You may elect to participate in an optional living benefit only when you purchase your Contract.

Under SIR III, you may make Purchase Payments only during your first Account Year. Under SIM and SIM Plus, you may make Purchase Payments after the first Account Year up to $50,000 per Account Year without our prior approval. Purchase Payments allocated to investment options other than the Designated Funds will terminate your optional living benefit. Withdrawals taken in excess of allowable amounts, or withdrawals taken prior to certain dates, may severely decrease your Account Value or cause your Contract and your living benefit to terminate without value.

You may terminate an optional living benefit at any time. In addition, your optional living benefit will terminate if you annuitize or if you transfer any portion of your Account Value to an investment option other than one of the Designated Funds. In certain circumstances, a change of ownership may also terminate your living benefit. Upon termination, all benefits and fees associated with the optional living benefit will cease. Once terminated, a living benefit may not be reinstated.

The Income Phase: Annuity Provisions

If you want to receive regular income from your annuity after the Annuity Commencement Date, you can select one of several Annuity Options. You can choose to receive annuity payments on a fixed or variable basis. If you choose to receive any part of your annuity payments on a variable basis, the dollar amount of the payments may fluctuate with the performance of the underlying Funds. Subject to the Maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment option.

During the Income Phase, the total insurance charges are deducted on a daily basis at an annual rate of 1.60% of your Account Value invested in the Variable Account.

Death Benefit

If you die before the Contract reaches the Income Phase, the Beneficiary will receive a death benefit. The amount of the death benefit depends upon your age on the Open Date and whether you choose the basic death benefit or, for a fee, the optional death benefit, if available in your state. If you are 85 or younger on your Open Date, the basic death benefit pays the greatest of your Account Value, your total Purchase Payments (adjusted for withdrawals), or your cash Surrender Value, all calculated as of your Death Benefit Date. If you are 86 or older on your Open Date, the basic death benefit is equal to the Surrender Value. If you are younger than age 75 on the Open Date, you may purchase the Maximum Anniversary Account Value (“MAV”) optional death benefit which pays the greater of the basic death benefit and the highest Account Value on any Account Anniversary (adjusted for withdrawals) prior to age 81. You must make your election before the date on which your Contract becomes effective. Your death benefit election may not be changed after your Contract is issued.

Withdrawals and Withdrawal Charges

You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. For the first Account Year, this “free withdrawal amount” equals 15% of the amount of all Purchase Payments you have made. For all other Account Years, the “free withdrawal amount” is equal to the amount of all Purchase Payments made and not withdrawn prior to the last 7 Account Years plus the greater of (1) 15% of all Purchase Payments made within the past seven Account Years or (2) all earnings minus any free withdrawals taken during the life of the Contract. All other Purchase Payments will be subject to a withdrawal charge. You may also have to pay income taxes and tax penalties on money you withdraw.

Right to Return

Your Contract contains a “free look” provision. If you cancel your Contract within 10 days after receiving it (or later, if allowed by your state), we will send you, depending upon the laws of your state, either the full amount of all of your Purchase Payments or your Account Value as of the day we receive your cancellation request in good order. (This amount may be more or less than the original Purchase Payment.) In states requiring return of Purchase Payments, you will receive the greater of (1) your Surrender Value as of the day we receive your cancellation request or (2) your total Purchase Payments made as of that date. Except when we return Surrender Value, we will not deduct a withdrawal charge.

Tax Provisions

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If your Contract is a Non-Qualified Contract, it is possible that the election of an optional living benefit might increase the taxable portion of any withdrawal you make from the Contract. If you are younger than 59½ when you take money out, you may be charged a 10% federal tax penalty on taxable amounts.

NOTE ABOUT OTHER ANNUITY CONTRACTS THAT WE OFFER: In addition to the Contracts, we currently offer many other forms of annuity contracts with a wide variety of features, benefits and charges. Depending on your circumstances and needs, some of these other contracts may be at a lower cost to you. Not all of the annuity contracts that we offer are available in all jurisdictions or through all of the selling agents who offer the contracts. You should consider with your selling agent what annuity contract or financial product is most consistent with your needs and preferences.

If you have any questions about your Contract or need more information, please contact us at:

Sun Life Assurance Company of Canada (U.S.)
P. O. Box 9133
Wellesley Hills, Massachusetts 02481
Toll Free (800) 752-7215
www.sunlife.com

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

The table below describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options.

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases (as a percentage of Purchase Payments):	0%

Maximum Withdrawal Charge (as a percentage of Purchase Payments):	8%1

Number of Complete Account Years Since Purchase Payment has been in the Account	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7 or more

Withdrawal Charge	8%	8%	7%	6%	5%	4%	3%	0%

Maximum Fee Per Transfer (currently $0):	$15

Premium Taxes (as a percentage of Account Value or total Purchase Payments):	0% - 3.5%2

The tables below describe the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Annual Account Fee	$ 503

Variable Account Annual Expenses
(as a percentage of net Variable Account assets)4

Mortality and Expense Risks Charge:	1.05%5
Administrative Expenses Charge:	0.15%
Distribution Fee:	0.15%

Total Variable Account Annual Expenses (without optional benefits):	1.35%

Charges for Optional Death Benefits

Death Benefit Currently Available5	Fee as a % of Account Value
Maximum Anniversary Account Value (“MAV”)	0.40%

Maximum Annual Charge for the Optional Death Benefit (as a percentage of Account Value):	0.40%

Charges for Optional Living Benefits

Living Benefits Currently Available6	Maximum Annual Fee
Sun Income Riser III Living Benefit (as a percentage of the highest Withdrawal Benefit Base7 during the Account Year):	1.95%8
Sun Income Maximizer Living Benefit (as a percentage of the highest Withdrawal Benefit Base7 during the Account Year):	1.95%8
Sun Income Maximizer Plus Living Benefit (as a percentage of the highest Withdrawal Benefit Base7 during the Account Year):	1.95%8

Maximum Annual Charge for an Optional Living Benefit (as a percentage of highest applicable fee base during the Account Year):	1.95%

Total Variable Account Annual Expenses (1.35%) plus Maximum Charges for an Optional Death Benefit (0.40%) and an Optional Living Benefit (1.95%):	3.70%9.10

The table below shows the minimum and maximum total operating expenses charged by the Funds for the year ended December 31, 2009 (before any fee waiver or expense reimbursement). Expenses and fees may be higher or lower in future years. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

Total Annual Fund Operating Expenses11	Minimum	Maximum
(expenses as a percentage of average daily Fund net assets that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.72%	2.59%

The fund operating expenses used to prepare the table above were provided by the Funds. We have not independently verified the accuracy of the Fund expense information. Current or future expenses may be greater or less than those shown. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the Fund prospectuses.

1
A portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after a Purchase Payment has been in your Account for 7 Account Years, it may be withdrawn free of the withdrawal charge. (See “Withdrawal Charges.”)

2
The premium tax rate and base vary by your state of residence and the type of Contract you own. Currently, we may deduct premium taxes from Account Value upon full surrender (including surrender for the death benefit) or annuitization. (See “Premium Taxes.”)

3	The Annual Account Fee is waived if your Account Value is $100,000 or more on your Account Anniversary. (See “Account Fee.”)

4
All of the Variable Account Annual Expenses, except for the charges for optional living benefits, are assessed as a percentage of average daily net Variable Account assets. The charge for each optional living benefit is assessed on a quarterly basis.

5	The MAV optional death benefit is described under “Death Benefit.” It is currently available only if you are younger than age 75 on the Open Date.

6
The optional living benefits, and the fees for each of them, are described under “Optional Living Benefits.” Only one optional living benefit can be in effect under your Contract at any time. The fee for the optional living benefit is assessed and deducted quarterly based upon your Withdrawal Benefit Base on the last day of the Account Quarter; different fees may apply depending on whether you have elected single-life or joint-life coverage. On the Issue Date, your Withdrawal Benefit Base is equal to your initial Purchase Payment and is, thereafter, subject to certain adjustments. The fees associated with optional living benefits may change over time, but will not exceed the guaranteed rates shown in the fee table. We reserve the right to change the percentage rate used to calculate the charge at any time and in no event will the fee ever be greater than 1.75% for single-life (1.95% for joint-life) coverage. Your actual fees may be less than the maximum stated above. See “Costs of the Living Benefits.”

7	The Withdrawal Benefit Base initially is equal to your initial Purchase Payment, and it thereafter is subject to certain adjustments. See “OPTIONAL LIVING BENEFITS - Key Terms.”

8
The charges shown are assessed and deducted quarterly based upon the applicable benefit base, taken on the last day of each Account Quarter. Your actual charges may be less than the maximum stated above.

9
This amount assumes that the MAV (0.40%) was selected and that an Optional Living Benefit with joint-life coverage (1.95%) was also selected (in addition to the 1.05% Mortality and Expense Risk Charge, the 0.15% Administrative Expense Charge, and the 0.15% Distribution Fee). It also assumes that the living benefit’s initial benefit base is equal to the initial Purchase Payment. If the benefit base changes, the charge for your optional living benefit and your Total Variable Account Annual Expenses would be higher or lower.

10
This chart shows your Total Variable Account Expenses before you annuitize your Contract. As stated in “Amount of Annuity Payments,” after you annuitize your Contract, your insurance charges will be at an annual rate of 1.60% of average daily net Variable Account assets. This means that, after you annuitize, we will not deduct the Mortality and Expense Risks Charges; nor will we deduct the charges for any optional living or death benefits. Instead, the 1.60% insurance charge compensates us for ongoing administrative expenses. It includes the Administrative Expenses Charge and the Distribution Fee.

11
The expenses shown, which include any acquired fund fees and expenses, are those incurred for the year ended December 31, 2009. Current or future expenses may be greater or less than those shown. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the Fund prospectuses.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, variable account annual expenses, and Fund fees and expenses, and are based on a sample Contract with the maximum possible fees.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract combines the features producing the highest maximum charges, including the MAV optional death benefit and an optional living benefit with joint-life coverage. The charge assumed for an optional living benefit is the maximum potential charge for a living benefit and may be higher than the charge at the time the Contract is purchased and the optional living benefit is elected. If an optional living benefit was not elected, or fewer options were elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. For purposes of converting the Annual Account Fee to a percentage, the Example assumes an average Contract size of $50,000. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangement of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$1,305	$2,496	$3,645	$6,678

(2)	If you annuitize your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$636	$1,934	$3,263	$6,678

(3)	If you do not surrender your Contract:

1 year	3 years	5 years	10 years

$636	$1,934	$3,263	$6,678

The fee table and Example should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Your actual expenses may be greater or less than those shown. The Example does not include the deduction of state premium taxes, which may be assessed upon full surrender, death or annuitization, or any taxes and penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the Example is not intended to be representative of past or future investment performance. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the prospectuses for the Funds.

For information concerning compensation paid for the sale of the Contracts, see “Distribution of the Contract.”

CONDENSED FINANCIAL INFORMATION

As of the date of this Prospectus, no Contract had yet been issued. Accordingly, historical information about the value of the units we use to measure the variable portion of your Contract  is not yet available.

THE ANNUITY CONTRACT

Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F (the “Variable Account”) offer the Contract to groups and individuals for use in connection with their retirement plans. Annuities are long-term investment vehicles designed for retirement planning, and are not suitable for short-term investing or speculation. Persons wishing to employ such strategies should not purchase a Contract. The Contract is available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual Participant of the Contract. We issue a Group Contract to the Owner, covering all individuals participating under the Group Contract; each individual receives a Certificate that evidences his or her participation under the Group Contract.

In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as “Participants” and we address all Participants as “you”; we use the term “Contracts” to include Individual Contracts, Group Contracts, and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as “your” Account or a “Participant Account.”

Your Contract provides certain features that may benefit you in retirement planning.

•
It has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more of the Variable Account options or the Fixed Account options available through our DCA program. During the Income Phase, we make annuity payments, based on the amount you have accumulated.  Annuity payments can be fixed or variable.  When you choose variable options, you assume the investment risk.  When you choose fixed options, we assume the investment risk.

•
It also has tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. However, if you purchase your Contract in connection with a tax-qualified plan, your purchase should be made for reasons other than tax-deferral. Tax-qualified plans provide tax-deferral without the need for purchasing an annuity contract.

•
It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing the optional death benefit for an additional charge. Finally, if you so elect, during the Income Phase it provides  annuity payments to you or someone else for life or for another period that you choose.

The Contract is designed for use in connection with personal retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or non-trusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as “Qualified Contracts,” and all other Contracts as “Non-Qualified Contracts.” A qualified retirement plan generally provides tax-deferral regardless of whether the plan invests in an annuity contract. A decision to purchase an annuity contract should not be based on the assumption that the purchase of an annuity contract is necessary to obtain tax-deferral benefits under a qualified retirement plan.

Some broker/dealers may limit their clients from purchasing some optional benefits based upon the client's age. Your individual representative will describe any such limitations. You should work with your registered representative to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

COMMUNICATING TO US ABOUT YOUR CONTRACT

All materials sent to us, including Purchase Payments, must be sent to our Annuity Mailing Address as set forth at the beginning of this Prospectus. For all telephone communications, you must call (800) 752-7215. We may accept certain communications or transaction requests from your authorized registered representative of the broker-dealer of record over the Internet on our broker website, but only after the registered representative has consented to our online terms of use.

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Mailing Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after the close of regular trading on the New York Stock Exchange, which is normally 4:00 p.m., Eastern Time. In some cases, receipt of requests for financial transactions by the broker-dealer of record will be deemed to be constructive receipt by us. This would include only cases where we have a specific agreement with the broker-dealer that provides for this treatment and the broker-dealer electronically forwards to us the request promptly after the end of the Business Day on which it receives the request in good order. For information about whether we have this type of arrangement with your broker-dealer, you may call us at the above number.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

Electronic Account Information

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. You may enroll in this optional electronic delivery service by visiting www.sunlife.com, selecting "Individuals" from the "Access your account" dropdown, and consenting to electronic delivery. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may obtain more information and assistance at the above-mentioned internet location or by writing us at our Annuity Mailing Address or by telephone at (800) 752-7215.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 49 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

We are ultimately controlled by Sun Life Financial Inc. (“Sun Life Financial”). Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, and Philippine stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity contracts that we offer. These other products may have features, benefits and charges that are different from those under the Contract.

Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated by you to a Sub-Account will be used to purchase Fund shares at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses, optional benefits, and any applicable taxes will, in effect, be made by redeeming the number of Fund shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS: THE FUNDS

The Contract offers Sub-Accounts that invest in a number of Fund investment options. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

Large-Cap Equity Funds	International/Global Small/Mid-Cap Equity Fund
Columbia Marsico 21st Century Fund, Variable Series -	First Eagle Overseas Variable Fund3
B Class	Emerging Markets Equity Funds
Columbia Marsico Growth Fund, Variable Series - B Class	Lazard Retirement Emerging Markets Equity Portfolio,
Fidelity® Variable Insurance Products Fund Contrafund®	Service Class
Portfolio - Service Class 24	MFS® Emerging Markets Equity Portfolio - S Class
Huntington VA Dividend Capture Fund2	Specialty Sector Equity Fund
Huntington VA Growth Fund2	MFS® Utilities Portfolio - S Class
Huntington VA Income Equity Fund2	Specialty Sector Commodity Funds
Huntington VA Macro 100 Fund3	Huntington VA Real Strategies Fund2
Invesco Van Kampen V.I. Comstock Fund - Series II	PIMCO CommodityRealReturnTM Strategy
Lord Abbett Series Fund Fundamental Equity	Portfolio - Admin. Class
Portfolio - Class VC	Real Estate Equity Fund
MFS® Core Equity Portfolio - S Class	Sun Capital Global Real Estate Fund - S Class
MFS® Value Portfolio - S Class	Asset Allocation Funds
Mutual Shares Securities Fund - Class 2	AllianceBernstein Balanced Wealth Strategy
Oppenheimer Capital Appreciation Fund/VA -	Portfolio, Class B1,
Service Shares	BlackRock Global Allocation V.I. Fund - Class III
SCSM Davis Venture Value Fund - S Class	Fidelity® Variable Insurance Products Balanced
SCSM Lord Abbett Growth & Income Fund - S Class	Portfolio - Service Class 24
SCSM Oppenheimer Large Cap Core Fund - S Class	Franklin Income Securities Fund - Class 2
SCSM WMC Large Cap Growth Fund - S Class	Huntington VA Balanced Fund1,2
Mid-Cap Equity Funds	Invesco Van Kampen V.I. Equity and Income
Fidelity® Variable Insurance Products Fund Mid Cap	Fund - Series II
Portfolio - Service Class 24	MFS® Global Tactical Allocation Portfolio - S Class
Huntington VA Mid Corp America Fund2	MFS® Total Return Portfolio - S Class
Huntington VA New Economy Fund2	PIMCO Global Multi-Asset Portfolio - Advisor Class1
Invesco Van Kampen V.I. Mid Cap Value	SCSM Ibbotson Balanced Fund - S Class1
Fund - Series II	SCSM Ibbotson Growth Fund- S Class1
Lord Abbett Series Fund Growth Opportunities	SCSM Ibbotson Moderate Fund - S Class1
Portfolio - Class VC	Target Date Funds
SCSM Goldman Sachs Mid Cap Value Fund - S Class	Fidelity® Variable Insurance Products Fund Freedom
SCSM WMC Blue Chip Mid Cap Fund - S Class	2015 Portfolio - Service Class 21,4
Universal Institutional Funds, Inc. - Mid Cap Growth	Fidelity® Variable Insurance Products Fund Freedom
Portfolio - Class II5	2020 Portfolio - Service Class 21,4
Small-Cap Equity Funds	Money Market Fund
Franklin Small Cap Value Securities Fund - Class 2	Sun Capital Money Market Fund® - S Class
Huntington VA Situs Fund2	Short-Term Bond Fund
SCSM Columbia Small Cap Value Fund - S Class	SCSM Goldman Sachs Short Duration Fund - S Class
SCSM Invesco Small Cap Growth Fund - S Class	Intermediate-Term Bond Funds
SCSM Oppenheimer Main Street Small Cap Fund - S Class	Huntington VA Mortgage Securities Fund2
International/Global Equity Funds	MFS® Bond Portfolio - S Class
AllianceBernstein International Growth Portfolio, Class B	MFS® Government Securities Portfolio - S Class
Columbia Marsico International Opportunities Fund,	SCSM PIMCO Total Return Fund - S Class
Variable Series - B Class	Sun Capital Investment Grade Bond Fund® - S Class
Huntington VA International Equity Fund2	Inflation Protected Bond Fund
Huntington VA Rotating Markets Fund2	SCSM BlackRock Inflation Protected Bond Fund - S Class
MFS® International Growth Portfolio - S Class	Multi-Sector Bond Fund
MFS® International Value Portfolio - S Class	Franklin Strategic Income Securities Fund - Class 2
MFS® Research International Portfolio - S Class	High Yield Bond Fund
Oppenheimer Global Securities Fund/VA - Service Shares	SCSM PIMCO High Yield Fund - S Class
SCSM AllianceBernstein International Value Fund - S Class	Emerging Markets Bond Fund
Templeton Growth Securities Fund - Class 2	PIMCO Emerging Markets Bond Portfolio -
Admin. Class

1
These are Fund of Funds options and expenses of the Fund include the Fund level expenses of the underlying Funds as well. These Funds may be more expensive than Funds that do not invest in other Funds.

2	Only available if you purchased your Contract through a Huntington Bank representative. These Funds do not have different share classes.
3	First Eagle Overseas Variable Fund does not have different share classes.
4
In marketing materials and other documents, the Fidelity® funds may be referred to as follows: Fidelity® VIP Contrafund® Portfolio, Fidelity® VIP Mid Cap Portfolio, Fidelity® VIP Balanced Portfolio, Fidelity® VIP Freedom 2015 Portfolio, and Fidelity® VIP Freedom 2020 Portfolio.

5	In marketing materials and other documents, the Universal Institutional Fund may be referred to as Morgan Stanley UIF Mid Cap Growth Portfolio.

AllianceBernstein L.P. advises the portfolios of the AllianceBernstein Variable Products Series Fund, Inc. BlackRock Advisors, LLC advises BlackRock Global Allocation V.I. Fund (sub-advised by BlackRock Investment Management, LLC and BlackRock International Limited).  Columbia Management Investment Advisers, LLC, advises the Columbia Marsico Funds (sub-advised by Marsico Capital Management, LLC). Fidelity Management & Research Company advises the Fidelity® VIP Portfolios; Fidelity® VIP Contrafund® Portfolio and Fidelity® VIP Mid Cap Portfolio (sub-advised by FMR Co. Inc., Fidelity Research & Analysis Company, Fidelity Management & Research (U.K.) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, and Fidelity Investments Japan Limited); and Fidelity® VIP Balanced Portfolio (sub-advised by Fidelity Investments Money Management, Inc., FMR Co. Inc., Fidelity Research & Analysis Company, Fidelity Management & Research (U.K.) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, and Fidelity Investments Japan Limited). First Eagle Investment Management, LLC advises First Eagle Overseas Variable Fund. Franklin Advisers, Inc. advises Franklin Income Securities Fund and Franklin Strategic Income Securities Fund. Franklin Advisory Services, LLC advises Franklin Small Cap Value Securities Fund. Franklin Mutual Advisers LLC advises Mutual Shares Securities Fund. Huntington Asset Advisors, Inc., advises the Huntington VA Funds. Invesco Advisers, Inc. advisers the funds of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds). Lazard Asset Management LLC advises the Lazard Retirement Portfolio. Lord, Abbett & Co. LLC advises the Lord Abbett Series Fund Portfolios. Massachusetts Financial Services Company, our affiliate, advises the MFS® Portfolios. Morgan Stanley Investment Management Inc. advises The Universal Institutional Funds, Inc. portfolio. Pacific Investment Management Company LLC advises the PIMCO Variable Insurance Trust Portfolios. OppenheimerFunds, Inc. advises the Oppenheimer Funds. Strategic Advisers, Inc. advises the Fidelity® VIP Freedom Portfolios. Sun Capital Advisers LLC, our affiliate, advises the Sun Capital Advisers Trust; SCSM BlackRock Inflation Protected Bond Fund (sub-advised by BlackRock Financial Management, Inc.); SCSM Davis Venture Value Fund (sub-advised by Davis Selected Advisers, L.P.); SCSM Oppenheimer Main Street Small Cap Fund and SCSM Oppenheimer Large Cap Core Fund (sub-advised by OppenheimerFunds, Inc.); SCSM Lord Abbett Growth & Income Fund (sub-advised by Lord, Abbett & Co. LLC); SCSM Goldman Sachs Mid Cap Value Fund and SCSM Goldman Sachs Short Duration Fund (sub-advised by Goldman Sachs Asset Management, L.P.); SCSM Ibbotson Balanced Fund, SCSM Ibbotson Growth Fund, and SCSM Ibbotson Moderate Growth Fund (sub-advised by Ibbotson Associates, Inc.); SCSM PIMCO High Yield Fund and SCSM PIMCO Total Return Fund (sub-advised by Pacific Investment Management Company LLC); SCSM WMC Blue Chip Mid Cap Fund and SCSM WMC Large Cap Growth Fund (sub-advised by Wellington Management Company, LLP); SCSM Invesco Small Cap Growth Fund (sub-advised by Invesco Advisers, Inc.); SCSM Columbia Small Cap Value Fund (sub-advised by Columbia Management Investment Advisers, LLC); and the SCSM AllianceBernstein International Value Fund (sub-advised by AllianceBernstein L.P.). Templeton Global Advisors Limited advises Templeton Growth Securities Fund (sub-advised by Templeton Asset Management Limited).

More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the “Fund Prospectuses”). The Fund Prospectuses should be read in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as a Statement of Additional Information for each Fund, may be obtained without charge from the Company by calling (800) 752-7215 or by writing to Sun Life Assurance Company of Canada (U.S.), P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Participants and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Participants and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

Certain of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Participants, but are paid from assets of the advisers, transfer agents, or underwriters, except for the administrative costs of the Lord Abbett Series Trust Portfolios, which are paid from Fund assets and reflected under “Fees and Expenses.”

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

THE FIXED ACCOUNT OPTIONS:  THE DCA PERIODS

The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to the DCA program (see “Other Programs”) under either the 12-month DCA Period or the 6-month DCA Period, become part of the Fixed Account.  These amounts are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the four highest grades) or instruments we believe are of comparable quality.

We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

Money allocated to a DCA Period earns interest at a Guaranteed Interest Rate. We determine Guaranteed Interest Rates at our discretion. Our determination will be influenced by the interest rates we earn on our fixed income investments as well as other factors, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends, and competitive factors.

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you make Payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or if the “Covered Person” dies before the Annuity Commencement Date.

Issuing Your Contract

When we receive your Application, we “open” the Contract. We refer to this date as the “Open Date.” When we receive your initial Purchase Payment, we “issue” your Contract. We refer to this date as the “Issue Date.”

We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary. However, we will not accept an initial Purchase Payment of less than $10,000 or the maximum annual Individual Retirement Annuity (“IRA”) contribution, unless we waive these limits. Although there is currently no minimum amount for additional Purchase Payments, we reserve the right to limit each additional Purchase Payment to at least $1,000. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. We reserve the right to refuse Purchase Payments received more than 5 years after your Issue Date or after your 70th birthday, whichever is later. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase. Additional restrictions may apply if you purchased an optional living benefit. If you are participating in an optional living benefit, you may be limited in the amount and timing of Purchase Payments you can make. (See “Optional Living Benefits.”)

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the different Sub-Accounts and DCA Periods currently available, but we reserve the right to limit any allocation to a DCA Period to at least $1,000.

In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or DCA Period. These percentages are called your allocation factors. You may change the allocation factors for future Purchase Payments by sending us notice of the change as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see “Contract Charges -- Premium Taxes”). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Your Account Value

Your Account Value is the sum of the value of the two components of your Contract: the Variable Account portion of your Contract (“Variable Account Value”) and the Fixed Account portion of your Contract (“Fixed Account Value”). These two components are calculated separately, as described under “Variable Account Value” and “Fixed Account Value.”

Variable Account Value

Variable Accumulation Units

In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) Each day we make a valuation is called a “Business Day.” The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a “Valuation Period.” On days other than Business Days, the value of a Variable Accumulation Unit does not change.

To measure these values, we use a factor, which we call the Net Investment Factor, which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the Valuation Period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charges and the administrative expense charge and distribution fee) plus the applicable asset-based charge for certain optional benefits.

For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Sub-Account, either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Fixed Account Value

Your Fixed Account Value is the sum of all amounts allocated to the Fixed Account options available under our DCA program, plus interest credited on those amounts, minus withdrawals, transfers out of DCA Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

We credit interest on amounts allocated to the Fixed Account at the applicable Guaranteed Interest Rate for the duration of the DCA Period you elect. While you are participating in the DCA program, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

Transfer Privilege

Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts then available, subject to the following restrictions:

●	you may not make more than 12 transfers in any Account Year;

●	at least 6 days must elapse between transfers to and from the Sub-Accounts;

●	transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds; and

●	we impose additional restrictions on market timers, which are further described below.

These restrictions do not apply to transfers made under any optional program. (See “Other Programs”) At our discretion, we may waive some or all of these restrictions. Additional restrictions apply to transfers made under any of the Optional Living Benefits.

We reserve the right to waive these restrictions and exceptions at any time, as discussed under “Short-Term Trading,” or to change them. Any change will be applied uniformly. We will notify you of any change prior to its effectiveness.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Under current law, there is no tax liability for transfers.

Requests for Transfers

You, your authorized registered representative of the broker-dealer of record, or another authorized third party may request transfers in writing or by telephone. Subject to availability and only after your authorized registered representative has consented to our online terms of use, we may also permit your authorized registered representative to request transfers electronically over the Internet on our broker website. If a written, telephone, or electronic transfer request is received before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m., the transfer will be effective that day. The telephone transfer privilege is available automatically during regular business hours before 4:00 p.m. Eastern Time, and does not require your written election. We have established procedures reasonably designed to confirm that instructions communicated to us by telephone or electronically are genuine. These procedures may require any person requesting a transfer made by telephone or electronically to provide personal identifying information. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine. We reserve the right to deny any and all transfer requests made by telephone or electronically and to require that certain transfer requests be submitted in writing. We also reserve the right to suspend, modify, restrict, or terminate the telephone or electronic transfer privilege at any time. Your ability (or the ability of your authorized registered representative or another authorized third party) to request transfers by telephone and/or electronically may be limited due to circumstances beyond our control, such as during system outages or periods of high volume.

A transfer request will be effective as of the close of the Business Day if we receive the transfer request, in good order, before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, the transfer request will be effective on the next Business Day.

Certain transfer requests may result in the modification or cancellation of one or more of the Contract’s optional programs or features that require, or are based on, specific allocations among the available Sub-Accounts or DCA Periods as described more particularly elsewhere in this Prospectus (and in Appendix D).

No more than one transfer request of Account Values may be made on the same Business Day regardless of whether the request is made by you, your authorized registered representative, or another authorized third party, and regardless of whether the request is submitted in writing, by telephone, or electronically. The Company has established reasonable procedures for handling multiple transfer requests received on the same Business Day, including processing the first transfer request received in good order on a Business Day (unless otherwise cancelled in accordance with the cancellation procedures described below in the next paragraph).

You, your authorized registered representative, or another authorized third party may cancel a transfer request by contacting us by telephone at (800) 752-7215 before the end of the Business Day during which the transfer request was submitted. Subject to availability, we may permit your authorized registered representative to request cancellation of a transfer request electronically over the Internet, provided we receive the electronic request before the end of the Business Day during which the transfer request was submitted.

Short-Term Trading

The Contracts are not designed for short-term trading. If you wish to employ such strategies, do not purchase a Contract. Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity. Some Participants and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection. Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Participants or intermediaries or curtail their trading. A failure to detect and curtail short-term trading could result in adverse consequences to the Participants. Short-term trading can increase costs for all Participants as a result of excessive portfolio transaction fees. In addition, short-term trading can adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Company has policies and procedures to discourage frequent transfers of contract value. As described under “Transfer Privilege,” such policies include limiting the number and timing of certain transfers, subject to exceptions described in that section and exceptions designed to protect the interests of individual Participants. The Company also reserves the right to charge a fee for transfers.

Short-term trading activities whether by the Participant or a third party authorized to initiate transfer requests on behalf of Participant(s) may be subject to other restrictions as well. For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under “Transfer Privilege,” such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed) and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by you directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party. We impose additional administrative restrictions on third parties that engage in transfers of Contract Values on behalf of multiple Participants at one time. Specifically, we limit the form of such large group transfers to fax or mail delivery only, require the third party to provide us with advance notice of any possible large group transfer so that we can have additional staff ready to process the request, and require that the amount transferred out of a Sub-Account for each Participant be equal to 100% of that Participant's value in the Sub-Account.

We will provide you written notification of any restrictions imposed.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund, in the following instances:

●	when a new broker of record is designated for the Contract;

●	when the Participant changes;

●	when control of the Contract passes to the designated beneficiary upon the death of the Participant or Annuitant;

●	when necessary in our view to avoid hardship to a Participant; or

●	when underlying Funds are dissolved or merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Participants to certain risks. The short-term trading could increase costs for all Participants as a result of excessive portfolio transaction fees. In addition, the short-term trading could adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies. Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Participants may experience a different application of the policy and therefore may experience some of these risks. We uniformly apply the short-term trading policy and the permitted waivers of that policy to all Contracts. If we did not do so, some Participants could experience a different application of the policy and therefore may be treated unfairly. Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

Funds' Shareholder Trading Policies

In addition to the restrictions that we impose (as described under “Permitted Transfers” and “Short-Term Trading”), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Fund's shares. These policies (the “Funds' Shareholder Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund. The Funds' Shareholder Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Shareholder Trading Policies from time to time.

We are legally obligated to provide (at the Funds' request) information about each amount you cause to be deposited into a Fund (including by way of Purchase Payments and transfers under your Contract) or removed from the Fund (including by way of withdrawals and transfers under your Contract). If a Fund identifies you as having violated the Fund's Shareholder Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by you (or a third party acting on your behalf) in respect of that Fund. Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if you do not comply with any Fund's Shareholder Trading Policies, you (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund or directing any transfers or other exchanges involving that Fund. You should review and comply with each Fund's Shareholder Trading Policies, which are disclosed in the Funds' current prospectuses.

Funds may differ significantly as to such matters as: (a) the amount, format, and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions. As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased. Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described under “Permitted Transfers” and under “ Short-Term Trading.” Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, you could be deprived of potentially valuable flexibility to make transactions with respect to that Fund. For these and other reasons, we may disagree with the timing or substance of a Fund's requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers. If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as a variable investment option.

Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates

We may reduce or waive the withdrawal charge, the mortality and expense risk charges, the administrative service fee, the distribution fee, or the annual Account Fee, credit additional amounts, grant special Guaranteed Interest Rates in certain situations, or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions (“Eligible Employees”) and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see “Withdrawals and Withdrawal Charges.”

Other Programs

You may participate in any of the following Optional Programs free of charge. Transfers made pursuant to the provisions of the following optional programs will not be charged a transfer fee, nor will such transfers count as one of the 12 free transfers per year allowed under the section entitled “Transfer Privilege.” We reserve the right to terminate each of these programs. You may also terminate your participation in any of these programs at any time.

Dollar-Cost Averaging (“DCA”) Program

You may elect to participate in the DCA program, at no extra charge, when you make any Purchase Payment to your Account prior to your Maximum Annuity Commencement Date. The DCA program allows you to invest gradually over time by allocating all or a portion of your Purchase Payment to a 6-month DCA Period or 12-month DCA Period. At regular time intervals, we will automatically transfer a portion of your Fixed Account Value to one or more Sub-Accounts that you choose. The program continues until your Fixed Account Value is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

Amounts allocated to a DCA Period will earn interest at a rate declared by the Company for the DCA Period you elect. Amounts invested in a Sub-Account may not be transferred to a DCA Period. If you elected to participate in the DCA program when you purchased your Contract, then all future Purchase Payments will be allocated to the DCA program, unless you specify otherwise. Any allocation of a new Purchase Payment to the DCA program will be treated as commencing a new DCA Period.

The main objective of the DCA program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, the DCA program allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. The DCA program allows you to take advantage of market fluctuations. However, it is important to understand that the DCA program does not insure a profit or protect against loss in a declining market.

Asset Allocation

One or more asset allocation models may be available in connection with the Contract, at no extra charge. You may elect to participate in an asset allocation model at any time prior to your Maximum Annuity Commencement Date as long as we are still offering asset allocation models. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

We have no discretionary authority or control over your investment decisions. We do not recommend asset allocation models or otherwise provide advice as to what asset allocation model may be appropriate for you.

Our asset allocation program consists of one or more asset allocation models that we may make available from time to time. You may participate in only one model at a time. Each such asset allocation model represents a combination of Sub-Accounts with a different level of risk. Any asset allocation models, as well as the terms and conditions of this asset allocation program, are fully described in a separate brochure. We may add or delete such models in the future.

Our asset allocation models are “static.” That is to say, if you elect an asset allocation model, we automatically rebalance your Account Value among the Sub-Accounts represented in the model you chose. While we will not alter the Sub-Account allocation percentages used in any asset allocation model, your asset allocation model and allocation weightings could be affected by mergers, liquidations, fund substitutions or closures.

You will not be provided with information regarding the periodic updates to models that we may offer to new Contract purchasers. Any new models will only be offered to Contracts opened on or after the date the new model goes into effect or to Participants who elect an asset allocation model on or after that date. Participants of any existing asset allocation model will remain in that existing model and we will continue to rebalance their percentage allocations among the Sub-Accounts in that existing model. However, such Participants may make an independent decision to change their asset allocations at any time. Investment alternatives, other than these asset allocation models, are available that may enable you to invest your Account Value with similar risk and return characteristics. You should consult your financial adviser periodically to consider whether any model you have selected is still appropriate for you.

Systematic Withdrawal Program

You may select our Systematic Withdrawal Program at any time prior to your Maximum Annuity Commencement Date. Under the Systematic Withdrawal Program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will process them automatically. They may also be included as income and subject to a 10% federal tax penalty. You should consult a qualified tax professional before choosing these options. We reserve the right to limit the election of either of these programs to Contracts with a minimum Account Value of $10,000. The amount of your systematic withdrawal may be limited in order to comply with allowable withdrawals under an optional living benefit.

You may change or stop this program at any time, by written notice to us or other means approved by us.

Portfolio Rebalancing Program

You may select our Portfolio Rebalancing Program at any time prior to your Maximum Annuity Commencement Date. Under this program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

WITHDRAWALS AND WITHDRAWAL CHARGES

Cash Withdrawals

Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, other than a Systematic Withdrawal, you must send us a written request at our Annuity Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

All withdrawals may be subject to a withdrawal charge (see “Withdrawal Charge”). Withdrawals also may have adverse federal income tax consequences including a 10% penalty tax (see “Tax Provisions”). You should carefully consider these tax consequences before requesting a cash withdrawal.

Full Withdrawals

If you request a full withdrawal, we calculate the amount we will pay you as follows: we start with your Account Value at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee, if applicable, for the Account Year in which the withdrawal is made; and finally, we calculate and then deduct any applicable withdrawal charge.

A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract, except as may be otherwise provided under the terms of any optional living benefit that you have elected.

Partial Withdrawals

Unless you specify otherwise, when you request a partial withdrawal, we will pay you the amount specified in your request adjusted by any applicable charges and then reduce the value of your Account by the gross amount of the withdrawal.

You may specify the amount you want withdrawn from each Sub-Account and/or Fixed Account option to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro-rata, based on your Account Value at the end of the Valuation Period during which we receive your request. If you have elected “Build Your Own Portfolio,” withdrawals out of your portfolio model will be taken pro-rata from each of your selected Funds.

Withdrawals may significantly reduce any death benefit and/or living benefit amount. In calculating the amount payable under the living benefit or death benefit, we may reduce the benefit by an amount that is greater than the amount of the withdrawal, depending on the circumstances. Accordingly, you should refer to the more detailed discussions of the optional living benefits and optional death benefits that appear elsewhere in this Prospectus (and in the Appendices hereto) for information about the effects that withdrawals will have on those benefits.

If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we reserve the right to treat it as a request for a full withdrawal.

Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request in good order, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

●	when the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

●	when it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

●	when an SEC order permits us to defer payment for the protection of Participants.

We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

Withdrawal Restrictions for Qualified Plans

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Withdrawal Charge

We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a “contingent deferred sales charge”) on certain amounts you withdraw. We impose this charge primarily to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

Free Withdrawal Amount

In each Account Year you may withdraw a portion of your Account Value, which we call the “free withdrawal amount,” before incurring the withdrawal charge.

For convenience in discussing free withdrawal amounts, we refer to Purchase Payments made during the last 7 Account Years, including the current Account Year, as “New Payments,” and we refer to Purchase Payments made before the last 7 Account Years as “Old Payments.”

For the first Account Year, the free withdrawal amount is equal to 15% of the amount of all Purchase Payments you have made. For all other Account Years, the free withdrawal amount is equal to the greater of:

●	your Contract's earnings (defined below), minus any free withdrawals taken during the life of your Contract, or

●	15% of the amount of all New Payments minus any free withdrawals taken during the current Account Year.

Your Contract's earnings are equal to:

●	your Account Value as of the close of business on the previous business day, minus

●	all Purchase Payments made, plus

●	all partial withdrawals and charges taken.

For an example of how we calculate the “free withdrawal amount,” see Appendix B.

Withdrawal Charge on Purchase Payments

If you withdraw more than the free withdrawal amount in any Account Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of New Payments withdrawn. Thus, the maximum amount on which we will impose the withdrawal charge in any Account Year will never be more than the total of all New Payments that you have not previously withdrawn.

Order of Withdrawal

When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider Purchase Payments that you have not already withdrawn (beginning with the oldest remaining Purchase Payment) to be withdrawn next. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be earnings and is not subject to a withdrawal charge.

Calculation of Withdrawal Charge

We calculate the amount of the withdrawal charge by multiplying the Purchase Payments you withdraw by a percentage. The percentage varies according to the number of Account Years the Purchase Payment has been held in your Account, including the Account Year in which you made the Payment, but not the Account Year in which you withdraw it. Each Payment begins a new 7-year period and moves down the declining surrender charge scale as shown below at each Account Anniversary. Payments received during the current Account Year will be charged 8%, if withdrawn. On your next scheduled Account Anniversary that Payment, along with any other Payments made during that Account Year, will be considered to be in their second Account Year and will have an 8% withdrawal charge. On the next Account Anniversary, these Payments will move into their third Account Year and will have a withdrawal charge of 7%, if withdrawn. This withdrawal charge decreases according to the number of Account Years the Purchase Payment has been held in your Account. The withdrawal charge scale is as follows:

Number of Account Years Payment Has Been In Your Account	Withdrawal Charge
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4-5	5%
5-6	4%
6-7	3%
7 or more	0%

The withdrawal charge will never be greater than 8% of the excess of your Account Value over the “free withdrawal amount,” as defined above.

For a Group Contract, we may modify the withdrawal charges and limits, upon notice to the Owner of the Group Contract. However, any modification will apply only to Accounts established after the date of the modification.

For additional examples of how we calculate withdrawal charges, see Appendix B.

Types of Withdrawals not Subject to Withdrawal Charge

Nursing Home Waiver

If approved by your state, we will waive the withdrawal charge for a full withdrawal if:

●	at least one year has passed since your Issue Date;

●	you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state; and

●	your confinement to an eligible nursing home began after your Issue Date.

An “eligible nursing home” means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us with evidence of confinement in the form we determine.

Minimum Distributions

For each Qualified Contract, the free withdrawal amount in any Account Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

Other Withdrawals

We do not impose the withdrawal charge when you annuitize your Contract. We also do not impose the withdrawal charge on amounts we pay as a death benefit, except under the Cash Surrender method, amounts you transfer among the Sub-Accounts, or any amounts automatically transferred as a part of the DCA program.

CONTRACT CHARGES

Account Fee

During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $50 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary. We deduct the Account Fee pro-rata from each Sub-Account and each Fixed Account option, based on the allocation of your Account Value on your Account Anniversary.

We will not charge the Account Fee if your Account Value is $100,000 or more on your Account Anniversary.

If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro-rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.

After the Annuity Commencement Date, we will deduct an annual Account Fee of $50 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

Administrative Expense Charge and Distribution Fee

We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% of your average daily Variable Account Value during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Participant Accounts and the Variable Account that are not covered by the annual Account Fee.

We also deduct a distribution fee from the assets of the Variable Account at an effective annual rate equal to 0.15% of your average daily Variable Account Value during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for the expenses associated with distributing and issuing the Contracts.

Depending on the amount of expenses that we incur, we expect that we may earn a profit from these charges. If so, we may use the profit for any proper corporate purpose, including paying any other expenses in connection with the Contracts or adding to our corporate surplus.

Mortality and Expense Risk Charge

During the Accumulation Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.05% of your average daily Variable Account Value. If your Purchase Payments or Account Value exceeds $1 million on your Account Anniversary, an amount equal to 0.15% of your Account Value will be credited to your Account on that date and on every subsequent Account Anniversary during the Accumulation Phase. (This credit is paid out of our general account and is the result of cost savings that we expect on larger-sized Contracts.) We assume numerous mortality and expense risks under the Contracts. These risks include, but are not limited to, (1) the risk that arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live; (2) the risk that arises from our contractual obligation to pay a death benefit upon the death of the Participant prior to the Annuity Commencement Date, including in cases where the death benefit is greater than a Contract's Account Value; (3) the risk that our cost of providing benefits according to the terms of any optional death benefits and any optional living benefits will exceed the amount of the charges we deduct for those optional benefits; and (4) the risk that the annual Account Fee, the administrative expense charge, and the distribution fee we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover our costs resulting from these and other mortality and expense risks, we will bear the loss. If, as we expect, the amount of the charge is more than sufficient to cover such costs, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract. In setting the rate of this charge, we not only consider our expected mortality and expense risks, but also our objective to earn a profit from the Contracts, after all of the costs, expenses, credits, and benefits we expect to pay in connection with the Contracts.

During the Income Phase of a Contract, the total insurance charges are at an annual rate of 1.60% of the average daily net value of the Contract invested in the Variable Account.

Charges for Optional Benefits

You may only elect one of the currently available optional living benefits. If you elect an optional living benefit, we will deduct a fee from your Account Value on the last valuation day of each Account Quarter during the Accumulation Phase. The fee will be a percentage of the highest Withdrawal Benefit Base during the Account Year. (The Withdrawal Benefit Base is initially equal to your initial Purchase Payment, and thereafter is subject to certain adjustments.) The percentage rates that we use to determine these fees may change over time, but will not exceed the Maximum Annual Rates shown in the following chart. The chart also shows the Current Annual Rates for each Optional Living Benefit. (For more information about this fee, please see “FEES AND EXPENSES.”)

	Single-Life Coverage		Joint-Life Coverage
	Current Annual Rate	Maximum Annual Rate	Current Annual Rate	Maximum Annual Rate
SIR III	1.10%	1.75%	1.30%	1.95%
SIM	1.10%	1.75%	1.30%	1.95%
SIM Plus	1.25%	1.75%	1.45%	1.95%

If you elect the MAV optional death benefit, we will deduct, during the Accumulation Phase, a charge equal to 0.40% of your average daily Variable Account Value. (For more information about this charge, please see “FEES AND EXPENSES.”)

Premium Taxes

Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a qualified tax professional to find out if your state imposes a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information.

Modification in the Case of Group Contracts

For Group Contracts, we may modify the annual Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Participants. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

OPTIONAL LIVING BENEFITS

We offer a suite of optional living benefits that help protect your future income against market risk (that is, the risk that your investments may decline in value or underperform your expectations).  Each living benefit provides lifetime income even if the Account Value declines to zero, provided that certain requirements are met.

You may elect to participate in any one of following optional living benefits (each, a “Living Benefit”):

●	Sun Income Riser® III (“SIR III”)
●	Sun Income MaximizerSM (“SIM”)
●	Sun Income MaximizerSM Plus (“SIM Plus”)

You can only elect an optional living benefit at Contract issue, and only one such living benefit can be in effect under your Contract at any given time. You will pay a fee for the optional living benefit that you elect. You may terminate an optional living benefit at any time; once terminated, it cannot be reinstated.

Important information about cost, restrictions and availability of each optional living benefit is described more fully below. You should consult with tax and financial professionals to determine which of the optional living benefits is appropriate for you.

Key Terms

It is important to understand several key terms that are fundamental to the Living Benefits. These key terms are described in greater detail elsewhere in this prospectus.

Annual Withdrawal Amount: an annual dollar amount calculated as a percentage of the Withdrawal Benefit Base beginning on the Coverage Date.

Bonus: an amount equal to 7% (for SIR III), and 8% (for SIM and SIM Plus), of the Bonus Base credited to the Withdrawal Benefit Base in Account Years during the Bonus Period when no withdrawals are taken.

Bonus Base: the amount used to calculate the Bonus during the Bonus Period.

Bonus Period: the period of time during which you are eligible for a Bonus.

Coverage Date: is your Issue Date if you are at least age 59 at Contract issue; otherwise, it is the first Account Anniversary after you attain age 59.

Early Withdrawal: a withdrawal taken before the Coverage Date.

Excess Withdrawal: a withdrawal taken after the Coverage Date which, alone or when combined with any other withdrawals taken in the same Account Year, exceeds the Annual Withdrawal Amount (or, if greater, any required minimum distribution amount as defined under the Internal Revenue Code).

Lifetime Withdrawal Percentage: the percentage used to calculate the Annual Withdrawal Amount.

One-Time Access Withdrawal (SIM and SIM Plus only): a withdrawal that will reduce your Withdrawal Benefit Base, your Bonus Base, and your 200% Benefit Enhancement but will not set your Lifetime Withdrawal Percentage or end your Bonus Period.

Plus Factor (SIM Plus only): an annual increase to the Withdrawal Benefit Base on each Account Anniversary once withdrawals under the living benefit have begun after the Coverage Date.

200% Benefit Enhancement (SIM and SIM Plus only): an increase to your Withdrawal Benefit Base equal to at least 200% of the total adjusted Purchase Payments in the first Account Year, provided that no withdrawals have been taken.

Withdrawal Benefit Base: the amount used to calculate (i) your Annual Withdrawal Amount and (ii) the cost of your living benefit described below.

When discussing the Living Benefits, the terms “you” and “your” refer to the oldest living Participant under single-life coverage or the younger spouse under joint-life coverage. In the case of a non-natural Participant, these terms refer to the oldest living annuitant.

Description of the Living Benefits

Each Living Benefit provides you with (i) a guaranteed lifetime withdrawal benefit and (ii) an opportunity to increase the amount of that benefit each year, if you meet certain requirements. First, you must allocate 100% of your Account Value in designated investment choices that are designed to help manage our risk and to support the guarantees under the living benefit. Second, after your Coverage Date, you must  limit your total withdrawals in each year to an amount no greater than the Annual Withdrawal Amount. Your living benefit is in effect beginning on the Issue Date and ending on the earlier of the Annuity Commencement Date or the termination of the living benefit. Of course, you can always withdraw an amount up to your Surrender Value pursuant to your rights under the Contract.

Each of the Living Benefits allows you to defer withdrawals during your early Account Years to increase your benefit in later years. SIM and SIM Plus also offer the ability to increase the Withdrawal Benefit Base (i) by making additional Purchase Payments after your first Account Anniversary and (ii) through the 200% Benefit Enhancement. In addition, SIM Plus offers the Plus Factor that provides an additional means to increase the Withdrawal Benefit Base. SIM and SIM Plus also permit a One-Time Access Withdrawal that can be taken before you begin taking your Annual Withdrawal Amount.

You may elect single-life coverage or, for a higher fee, joint-life coverage. Under the Living Benefits, once you make an election, you cannot switch between joint-life and single-life coverage. Joint-life coverage (i) must be elected on the Issue Date and cannot be added later; (ii) is available on an individually-owned Contract only if the spouse is the sole primary beneficiary under the Contract while the Living Benefit is in effect; (iii) is available on a co-owned Contract only if the spouses are the only co-owners while the Living Benefit is in effect; and (iv) is not available if you are unmarried on the Issue Date. If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

If you have elected joint-life coverage, the Coverage Date will be the Issue Date if the younger spouse is at least age 59 on the Issue Date, or it will be the first Account Anniversary after the younger spouse attains (or would have attained) age 59 if the younger spouse is less than age 59 on the Issue Date. (For purposes of joint-life coverage, the younger spouse refers to the person who was the younger spouse on the Issue Date, even if that person has died or is no longer married to the person who was his/her spouse on the Issue Date.) If you elect joint-life coverage, the Lifetime Withdrawal Percentage is based on the age the younger spouse is (or would have been) on the date of the first withdrawal under the Contract after the Coverage Date. The Lifetime Withdrawal Percentage may be reset to a higher percentage in the event of a step-up.

Please note: Whereas withdrawals of the Annual Withdrawal Amount under single-life coverage end when any Participant dies, withdrawals of the Annual Withdrawal Amount under joint-life coverage continue as long as either you or your spouse is alive. To take the Annual Withdrawal Amount after the death of a spouse under joint-life coverage, however, the surviving spouse must first elect to continue the Contract through spousal continuation. See “Death of Participant - Joint-Life Coverage” below.

The following chart summarizes the important information about the current terms and conditions of each Living Benefit that is presented in more detail below and in the related appendices.

Purchase Payments and Maximum Withdrawal Benefit Base
	SIR III	SIM	SIM Plus
Purchase Payments allowed after the first Account Anniversary	Not permitted	Limited to $50,000 per Account Year without our approval	Same as SIM
Maximum Withdrawal Benefit Base	$5 million	$10 million	Same as SIM

Lifetime Income
	SIR III	SIM	SIM Plus
Lifetime Withdrawal Percentage	Age Percentage 59 – 64 4% 65 – 79 5% 80+ 6%	Same as SIR III	Age Percentage 59 – 64 3% 65 – 79 4% 80+ 5%
Plus Factor	N/A	N/A	3.0% of the Withdrawal Benefit Base

Bonuses and Enhancements
	SIR III	SIM	SIM Plus
Bonus	7% of Bonus Base	8% of Bonus Base	Same as SIM
Bonus Period	10 years from Issue or last step-up	• 10 years from Issue Date • Does not renew at step-up • Ends with any withdrawal (other than One-Time Access Withdrawal)	Same as SIM
200% Benefit Enhancement	N/A	Withdrawal Benefit Base increased to 200% of total 1st year Purchase Payments.	Same as SIM

Step-Up
	SIR III	SIM	SIM Plus
Annual Step-Up
• During the Bonus Period, step-up occurs if Account Value is greater than Withdrawal Benefit Base increased by any Bonuses
• Future Bonuses based on stepped-up Bonus Base
• After the Bonus Period, step-up occurs if Account Value is greater than Withdrawal Benefit Base
• Step-through to a higher Lifetime Withdrawal Percentage occurs at step-up, if you have attained age for higher tier
		Same as SIR III except: • Bonus Period does not renew at step-up	Same as SIM, and also: • After the Bonus Period when taking income, step-up occurs if Account Value is greater than Withdrawal Benefit Base increased by the Plus Factor

Impact of Withdrawals
	SIR III	SIM	SIM Plus
Annual Withdrawal Amounts	• Reduce Account Value • Do not reduce Withdrawal Benefit Base or Bonus Base	Same as SIR III except: • Ends Bonus Period and 200% Benefit Enhancement	Same as SIM, and also: • Plus Factor added on each Account Anniversary
Early Withdrawals
• Reduce Account Value dollar-for-dollar
• Reduce Bonus Base and Withdrawal Benefit Base each in the same proportion as the amount withdrawn reduces the Account Value
• Subject to withdrawal charge on amount of withdrawal in excess of free withdrawal amount
• May be subject to 10% federal tax penalty if taken before age 59½
• Contract and living benefit cancelled if Account Value reduced to zero as a result of an Early Withdrawal
		Same as SIR III, and also: • Ends Bonus Period and 200% Benefit Enhancement	Same as SIM
Excess Withdrawals
• Reduce Bonus Base and Withdrawal Benefit Base in the same proportion  as the Account Value is reduced by the amount of the withdrawal that exceeds the Annual Withdrawal Amount
• Subject to withdrawal charge on amount of withdrawal in excess of free withdrawal amount
• Contract and living benefit cancelled if Account Value reduced to zero as a result of an Excess Withdrawal
		Same as SIR III, and also: • Ends Bonus Period and 200% Benefit Enhancement	Same as SIM, and also: • No Plus Factor permitted in any year during which an Excess Withdrawal is taken
One-Time Access Withdrawal	N/A
• Reduces Withdrawal Benefit Base, Bonus Base, and 200% Benefit Enhancement each in the same proportion as the amount withdrawn reduces the Account Value
• If 1st withdrawal is an Early Withdrawal, then it will be treated as a One-Time Access Withdrawal
• If 1st withdrawal is taken after the Coverage Date, then you must decide whether to elect to use withdrawal as One-Time Access Withdrawal
• Will not lock in the Lifetime Withdrawal Percentage
• Not available if any systematic withdrawal program has been selected
Same as SIM, and also: • Does not trigger initiation of Plus Factor

Investment Options
	SIR III	SIM	SIM Plus
Designated Funds	100% must be allocated among specified Funds	Same as SIR III	Same as SIR III
Portfolio Model (Build Your Own Portfolio)
Allocation Ranges:
• 30%-50% Fixed Income Funds
• 40%-60% Core Retirement Strategies Funds
• 10%-30% Asset Allocation Funds
• 0%-20% Core Equity Funds
• 0%-20% Growth Equity Funds
• 0%-10% Specialty Funds
		Allocation Ranges: • 0%-60% Balanced Funds • 40%-100% Fixed Income Funds	Same as SIM

Important Considerations

Optional living benefits may not be appropriate for all investors. Before purchasing a Living Benefit, you should carefully consider the following:

1. The frequency and amount of withdrawals you anticipate.

•
You should not purchase a Living Benefit if you plan to take Early or Excess Withdrawals, because such withdrawals may significantly reduce or eliminate the value of the guarantees provided by the Living Benefit.

•
Because the guaranteed lifetime withdrawal benefit under each Living Benefit is accessed through regular withdrawals that do not exceed the Annual Withdrawal Amount, such an optional living benefit may not be appropriate for you if you do not foresee a need for frequent withdrawals and your primary objective is to take maximum advantage of the tax deferral aspect of the Contract.

•
The timing and amount of your withdrawals may significantly decrease, and even terminate, your benefits under a Living Benefit. For example, if your Account Value is reduced to zero immediately following an Early Withdrawal, Excess Withdrawal, or the One-Time Access Withdrawal, then your Withdrawal Benefit Base will also be reduced to zero and your Contract will terminate without value and, thereafter, no Annual Withdrawal Amount will be paid.

•	Early and Excess Withdrawals may affect the Withdrawal Benefit Base, the Bonus Base, and the 200% Benefit Enhancement by more than a dollar-for-dollar basis.
•
You should carefully consider when to begin making withdrawals, because you may not start at the most financially beneficial time for you. For example, by waiting to take withdrawals, you will have a greater opportunity to increase your Annual Withdrawal Amount, but you will have less time to take withdrawals.

•	Withdrawals taken in connection with a Living Benefit also:
o	reduce your Account Value;
o	reduce your death benefit under the Contract;
o	may be subject to surrender charges;
o	may be subject to income taxes and federal tax penalties (e.g., if taken before age 59½); and
o	may be limited or restricted under certain Qualified Contracts.

2. Your investment objectives.

•	Your entire Account Value must be allocated to a limited number of specified Funds.
•	Any investment in or transfer to a Fund that is not a Designated Fund, or that falls outside the allocation ranges for the Build Your Own Portfolio model, will terminate your living benefit.

You should consult your financial advisor to assist you in determining which investment options may be best suited for your financial needs and risk tolerance.

3. The cost of the Living Benefit.

•	You will begin paying the fee for the Living Benefit as of the Issue Date, even if you do not begin taking withdrawals for many years, or ever.
•	The fee may change over time, but will not exceed the Maximum Annual Rate shown in the fee table. (See “Costs of the Living Benefits.”)
•	We will not refund the fees that you have paid for the Living Benefit.

4. The impact of tax regulations.

•	The tax rules for Qualified Contracts may limit the value of a Living Benefit. You should consult a qualified tax professional before electing a Living Benefit for a Qualified Policy.
•	You may not elect a Living Benefit with an Inherited Non-Qualified or Beneficiary IRA Contract.
•	You may only withdraw your annual required minimum distribution (“RMD”) allowed under the Internal Revenue Code once during any given Account Year.

5. Whether joint-life coverage or single-life coverage is appropriate for you.

•	With joint-life coverage, all benefits are based on the age of the younger spouse.
•
If your spouse is significantly younger or older than you, you should carefully consider whether joint-life coverage is an appropriate choice in light of the possible long waiting period to begin annual withdrawals and to become eligible for the 200% Benefit Enhancement (for SIM or SIM Plus only) as well as the higher fee for joint-life coverage.

•	Single-life coverage may not be an appropriate choice on a co-owned Contract because the living benefit will end on the death of any Participant.
•	Once you elect joint-life coverage, you or your spouse will always pay the higher joint-life fee.
•
If your spouse (as of the Issue Date) is no longer your spouse or no longer the sole primary beneficiary under the Contract, then joint-life coverage will automatically convert to single-life coverage, but the joint-life fee will continue.

•	If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

6. The amount and frequency of Purchase Payments.

•	After your Issue Date, we may limit the amount and timing of Purchase Payments that you can make.
•	For SIR III you cannot make Purchase Payments after your first Account Anniversary and, as such, may not be appropriate if you are actively invested in a contributory plan.
•	For SIM and SIM Plus, after the first Account Anniversary you are eligible to make subsequent Purchase Payments up to $50,000 during any Account Year, without our approval.
•	For SIM and SIM Plus, only Purchase Payments made during the first Account Year will be increased by 200% under the 200% Benefit Enhancement.
•	Purchase Payments made after the first Account Anniversary for SIM and SIM Plus will increase by 100% under the 200% Benefit Enhancement and will not be eligible for the full ten-year Bonus Period.

7. What happens if your Account Value is reduced to zero.

•	Before the Coverage Date, if the Account Value is reduced to zero, then no Annual Withdrawal Amount will be available, and the Contract and all benefits, including the living benefit, will end.
•
After your Coverage Date, if your Account Value is reduced to zero for any reason other than an Excess Withdrawal, then all Contract features, benefits, and guarantees will terminate; however, payments of the Annual Withdrawal Amount, increased by the Plus Factor if applicable, will continue to be paid to the Participant for the rest of his/her life.

•
If your Account Value is reduced to zero because of Early Withdrawals, Excess Withdrawals, or the One-Time Access Withdrawal, then all Contract benefits and guarantees, including your living benefits, will terminate, and no future Annual Withdrawal Amounts will be available.

See “Appendix C - Optional Living Benefit Examples” for examples showing how the features of these optional living benefits work.

Annual Withdrawal Amount

Beginning on the Coverage Date, you can withdraw up to the Annual Withdrawal Amount from your Contract in any Account Year without reducing your Withdrawal Benefit Base. The Annual Withdrawal Amount is determined by multiplying the Withdrawal Benefit Base by the Lifetime Withdrawal Percentage (shown in the chart below), based on your age at the time of first withdrawal after the Coverage Date.

Your Withdrawal Benefit Base may change after your Annual Withdrawal Amount has been determined; and if so, your Annual Withdrawal Amount will also change.  If you make any subsequent Purchase Payments, your Withdrawal Benefit Base will be increased immediately and your Annual Withdrawal Amount will be recalculated at the time of your Purchase Payment. All other increases or decreases to the Withdrawal Benefit Base will result in a new Annual Withdrawal Amount on your next Account Anniversary.

Your Lifetime Withdrawal Percentage will increase if your age at the time of step-up coincides with a higher percentage (shown in the chart below).

For further information regarding the impacts of taking your Annual Withdrawal Amount please see “Tax Issues Under Living Benefits” and “TAX PROVISIONS.”

Please note:

•	If the Living Benefit is elected before your Coverage Date, then you will still be assessed a fee for the Living Benefit, even though the Annual Withdrawal Amount will be zero until the Coverage Date.
•
Your Annual Withdrawal Amount is not cumulative. This means that if you do not take the entire Annual Withdrawal Amount during an Account Year, then you cannot take more than the Annual Withdrawal Amount in the next Account Year and maintain the Living Benefit's guarantees.

Lifetime Withdrawal Percentage

We use the Lifetime Withdrawal Percentage to calculate the Annual Withdrawal Amount. The Lifetime Withdrawal Percentage is determined based on:
•	your age at the time of the first withdrawal taken after the Coverage Date; or
•	if joint-life coverage is selected, the age of the younger spouse at the time of the first withdrawal taken after the Coverage Date.

Age at time of first withdrawal	Lifetime Withdrawal Percentage - Single-Life and Joint-Life Coverage
	SIR III and SIM	SIM Plus
< 59	0%	0%
59-64	4%	3%
65-79	5%	4%
80+	6%	5%

Please note: Once established, the Lifetime Withdrawal Percentage will not increase even though your age increases, except in certain circumstances involving step-ups (described below).

Withdrawal Benefit Base

We use the Withdrawal Benefit Base to calculate the Annual Withdrawal Amount. On the Issue Date, we set your Withdrawal Benefit Base equal to your initial Purchase Payment. Thereafter, your Withdrawal Benefit Base is:

•	increased by any subsequent Purchase Payments;
•	increased by any applicable Bonuses;
•	increased by any step-ups;
•	increased by the 200% Benefit Enhancement (SIM and SIM Plus only);
•	increased by the Plus Factor (SIM Plus only);
•	decreased by any Early and Excess Withdrawals; and
•	decreased by the One-Time Access Withdrawal (SIM and SIM Plus only).

The maximum Withdrawal Benefit Base permitted upon any step-up is $5 million for SIR III. After including any step-ups, Bonuses, 200% Benefit Enhancement, and the Plus Factor, the maximum Withdrawal Benefit Base permitted is $10 million for SIM and SIM Plus. (For the purposes of determining these maximum limits, we reserve the right, in our sole discretion, to aggregate the values of all variable annuity contracts you own issued by Sun Life Assurance Company of Canada (U.S.) or it affiliates.)

Please note:

•	We use the Withdrawal Benefit Base to calculate the Annual Withdrawal Amount as well as the fee for your Living Benefit.
•
Your Withdrawal Benefit Base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any Sub-Account, and it is not a guarantee of Account Value.

Bonus and Bonus Base

If you make no withdrawals in an Account Year during the Bonus Period, then, on each Account Anniversary during the Bonus Period, we will increase your Withdrawal Benefit Base by an amount equal to 7% of the Bonus Base (under SIR III), and 8% of the Bonus Base (under SIM and SIM Plus). The Bonus Period is the first 10 Account Years after the Issue Date. Under SIR III, if a step-up occurs during the Bonus Period, then the Bonus Period will renew for another 10 years at the time of the step-up. Under SIM and SIM Plus the Bonus Period will not renew at step-up.

We use the Bonus Base to calculate the Bonus. We set the initial Bonus Base to equal the initial Purchase Payment at issue. The Bonus Base will be increased by any subsequent Purchase Payments and any step-ups. The Bonus Base will be decreased by any Early Withdrawals, Excess Withdrawals, or the One-Time Access Withdrawal.

Please note:

•	Under SIR III:
o	A Bonus will not be applied during any Account Year in which a withdrawal has been taken during the Bonus Period.
o	Early and Excess Withdrawals will reduce the Bonus Base.

•	Under SIM and SIM Plus, any withdrawal (other than the One-Time Access Withdrawal) will end your Bonus Period and eliminate your Bonus Base.

200% Benefit Enhancement (SIM and SIM Plus only)

If no withdrawals, other than the One-Time Access Withdrawal, are taken from the Contract, then you will be eligible for a 200% Benefit Enhancement on the latest of:

•	the 10th Account Anniversary,
•	the Account Anniversary following your 70th birthday, or
•	the Account Anniversary following the 70th birthday of the younger spouse, if joint-life is elected.

On this date, we will set your Withdrawal Benefit Base to equal the greater of:

•	the current Withdrawal Benefit Base, or
•	the 200% Benefit Enhancement.

The 200% Benefit Enhancement equals the sum of (1), (2), and (3), below:

(1)             200% of the initial Purchase Payment
(2)             200% of any additional Purchase Payments made before and including the first Account Anniversary
(3)             100% of additional Purchase Payments made after the first Account Anniversary

If the One-Time Access Withdrawal is taken, the amount of the 200% Benefit Enhancement will be reduced in the same proportion as the amount withdrawn reduces the Account Value.

Please note: The maximum Withdrawal Benefit Base permitted for SIM and SIM Plus is $10 million.

Step-Up

On each Account Anniversary during the Bonus Period, if your Account Value exceeds your current Withdrawal Benefit Base, adjusted for any applicable Bonus, we will automatically increase your Withdrawal Benefit Base and Bonus Base to an amount equal to your Account Value.

On each Account Anniversary after the Bonus Period and before your Annuity Commencement Date, if your Account Value exceeds your current Withdrawal Benefit Base, increased by the Plus Factor, if any, we will automatically increase your Withdrawal Benefit Base to an amount equal to your Account Value.

Please note: The Lifetime Withdrawal Percentage will increase if you have crossed into another age tier at the time of the step-up (we refer to this as “step-through”). For example, if you are age 79 (in the 65-79 age tier) when you make your first withdrawal, and you are age 80 at the time of the automatic step-up of your Withdrawal Benefit Base, then your Lifetime Withdrawal Percentage will increase to the level for the 80+ age tier. (See the chart under “Lifetime Withdrawal Percentage.”)

Plus Factor (SIM Plus only)

After the Coverage Date and if you have taken a withdrawal (other than a One-Time Access Withdrawal), the Plus Factor will be initiated. On each Account Anniversary thereafter, we will automatically increase your Withdrawal Benefit Base by 3%, unless a step-up would result in a greater Withdrawal Benefit Base.

Please note:

•	If you take an Excess Withdrawal in any Account Year, you will forfeit the Plus Factor for that Account Year.
•	If your Account Value is reduced to zero as a result of an Excess Withdrawal, then we will discontinue the Plus Factor, your living benefit will end, and your Contract will terminate without value.

Impact of Withdrawals

Starting on your Coverage Date and continuing to your Annuity Commencement Date, you may take partial withdrawals up to your Annual Withdrawal Amount each Account Year without reducing your Withdrawal Benefit Base or Bonus Base. These withdrawals will, however, reduce your Account Value by the amount of the withdrawal (and, consequently, the amount of your death benefit). In addition, these withdrawals are subject to withdrawal charges to the extent that they exceed the greatest of: (i) the free withdrawal amount permitted under your Contract (see “Free Withdrawal Amount”); (ii) your “yearly RMD amount” (subject to conditions discussed in “Tax Issues Under Living Benefits,”); and (iii) your Annual Withdrawal Amount.

Early Withdrawals

Withdrawals taken before your Coverage Date, referred to as “Early Withdrawals,” will reduce your Withdrawal Benefit Base and any Bonus Base according to the following formulae.

●	Your New Withdrawal Benefit Base	=	WBB x	(	AV – WD	)
AV

●	Your New Bonus Base	=	BB x	(	AV – WD	)
AV

●	Where:
	●	WBB	=	your Withdrawal Benefit Base immediately before the Early Withdrawal.
	●	BB	=	your Bonus Base immediately before the Early Withdrawal.
	●	WD	=	the amount of the Early Withdrawal.
	●	AV	=	your Account Value immediately before the Early Withdrawal.

Under SIM and SIM Plus, your first withdrawal, if taken before the Coverage Date, will be deemed the One-Time Access Withdrawal. (See “One-Time Access Withdrawal.”)

Excess Withdrawals

After the Coverage Date, any partial withdrawal that, when taken alone or in combination with all other withdrawals taken in the same Account Year, exceeds the Annual Withdrawal Amount is referred to as an “Excess Withdrawal.” An Excess Withdrawal will reduce your Withdrawal Benefit Base and any Bonus Base according to the following formulae.

●	Your New Withdrawal Benefit Base	=	WBB x	(	AV – WD	)
AV – AWA

●	Your New Bonus Base	=	BB x	(	AV – WD	)
AV – AWA

●	Where:
	●	WBB	=	your Withdrawal Benefit Base immediately before the Excess Withdrawal.
	●	BB	=	your Bonus Base immediately before the Excess Withdrawal.
	●	WD	=	the amount of the Excess Withdrawal.
	●	AV	=	your Account Value immediately before the Excess Withdrawal.
	●	AWA	=	your Annual Withdrawal Amount minus any prior partial withdrawals taken during the current Account Year.

One-Time Access Withdrawal (SIM and SIM Plus only)

You may take your first withdrawal as the One-Time Access Withdrawal. Before the Coverage Date, your first withdrawal will automatically be your One-Time Access Withdrawal. After your Coverage Date, you must elect to use the One-Time Access Withdrawal. If you do not elect the One-Time Access Withdrawal then:

•	we will lock in the Lifetime Withdrawal Percentage,
•	you may begin to take your Annual Withdrawal Amount,
•	you will be eligible to receive any applicable Plus Factors under SIM Plus,
•	the One-Time Access Withdrawal will no longer be available,
•	the Bonus Period ends, and
•	the 200% Benefit Enhancements will no longer be available.

The One-Time Access Withdrawal differs from other withdrawals in that:

•	It will not end the 200% Benefit Enhancement, but will reduce it based on the following formula:

™	Your new 200% Benefit Enhancement	=	BE x	(	AV – WD	)
AV

™	Where:
	●	BE	=	the 200% Benefit Enhancement immediately before the One-Time Access Withdrawal.
	●	WD	=	the total amount of the One-Time Access Withdrawal.
	●	AV	=	the Account Value immediately before the One-Time Access Withdrawal.

•	It will reduce the Withdrawal Benefit Base and Bonus Base in the same manner as an Early Withdrawal. (See “Early Withdrawals.”)

•	If taken during the Bonus Period, then it will cause the Bonus for that Account Year to be forfeited, but will not end the Bonus Period.

•	If taken after the Coverage Date, then it will not lock in the Lifetime Withdrawal Percentage used to calculate the Annual Withdrawal Amount or initiate the Plus Factor for SIM Plus.

Please Note: In regards to Early and Excess Withdrawals and the One-Time Access Withdrawal:

•	Subsequent withdrawals taken after the One-Time Access Withdrawal will be treated as described in “Annual Withdrawal Amount,” “Early Withdrawals,” and “Excess Withdrawals.”
•
A withdrawal that does not exceed the Annual Withdrawal Amount may nevertheless affect the Bonus Period and step-ups. If you elect SIM or SIM Plus, then any withdrawal, except the One-Time Access Withdrawal, will result in the forfeiture of the 200% Benefit Enhancement and end the Bonus Period. Under SIM Plus, you will forfeit the Plus Factor for that Account Year if you take an Excess Withdrawal.

•	All withdrawals are subject to withdrawal charges if they exceed the free withdrawal amount under the Contract.
•
Early Withdrawals, Excess Withdrawals, and the One-Time Access Withdrawal could severely reduce, and even terminate, your Living Benefit, and could reduce your Account Value to zero, thereby terminating your Contract without value.

•
In addition to reducing your Living Benefit, any withdrawal taken before you reach age 59½ could have adverse state and federal tax liabilities. You should consult a qualified tax professional for more information.

•
We do not monitor for Excess Withdrawals. Accordingly, if you take regular or scheduled withdrawals, you should carefully monitor your withdrawals to be certain they are not in excess of your Annual Withdrawal Amount.

•
The One-Time Access Withdrawal is only available at the time of your first partial withdrawal request and cannot be used in connection with any systematic withdrawal program available under your Contract.

•
The One-Time Access Withdrawal is not available for a withdrawal made as part of an exchange under Section 1035 of the Internal Revenue Code (“Code”) or as part of a transfer or rollover to an eligible retirement plan as defined by the Code.

Costs of Living Benefits

If you select a Living Benefit, then we will deduct a fee from your Account Value on the last valuation day of each Account Quarter. The fee is a percentage of your Withdrawal Benefit Base and differs for single-life and joint-life coverage. The percentage rate may change over time, but will not exceed the Maximum Annual Rates shown in the table below. In the event that we change the rate, you may elect to cancel your living benefit and no longer pay the fee.

	Single-Life				Joint-Life
	Current Quarterly Rate	Current Annual Rate	Maximum Quarterly Rate	Maximum Annual Rate	Current Quarterly Rate	Current Annual Rate	Maximum Quarterly Rate	Maximum Annual Rate
SIR III	0.2750%	1.10%	0.4375%	1.75%	0.3250%	1.30%	0.4875%	1.95%
SIM	0.2750%	1.10%	0.4375%	1.75%	0.3250%	1.30%	0.4875%	1.95%
SIM Plus	0.3125%	1.25%	0.4375%	1.75%	0.3625%	1.45%	0.4875%	1.95%

Please note: Because the fee for the benefit is a percentage of your Withdrawal Benefit Base:
•	your fee could be a much higher percentage of your Account Value, particularly in the event that your Account Value decreases significantly.
•	your fee will increase as your Withdrawal Benefit Base increases (although the rate used to calculate the fee may remain the same).

Cancellation of the Benefit

Should you decide that the Living Benefit is no longer appropriate for you, you may cancel it at any time.

We will terminate a Living Benefit upon the earliest of the following:
•	receipt, in good order at our overnight mailing address or our annuity mailing address, of your written request to cancel the Living Benefit;
•	change of ownership of a Contract, in certain circumstances;
•	death of a Participant (with single-life coverage);
•	annuitization;
•	termination/full surrender of the Contract;
•	the Withdrawal Benefit Base is reduced to zero as a result of Early or Excess Withdrawals;
•	any investment in or transfer to a Fund that is not a Designated Fund; or
•	any investment in or transfer that is outside the allocation ranges for the Build Your Portfolio model.

Upon termination, all benefits and fees associated with a Living Benefit will cease. Once terminated, your optional living benefit cannot be reinstated.

Death of Participant - Single-Life Coverage

If you selected single-life coverage, then the Living Benefit ends on the death of any Participant and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract. If your surviving spouse is the sole primary Beneficiary and elects to continue the Contract, then your spouse has the additional option of electing to participate in any optional living benefit that we make available for this purpose (assuming that your surviving spouse meets certain eligibility requirements). If the surviving spouse makes such election, then the Account Value will be equal to the Death Benefit and the spouse will be subject to the terms and conditions of that living benefit.

Please note:

•	Single-life coverage may be inappropriate on a co-owned Contract because the living benefit will end on the death of any Participant.
•
Beneficiaries who are not spouses cannot continue the Contract (see “Spousal Continuance” under “DEATH BENEFIT”) or any living benefit under the Contract. Co-owners who are not spouses should, therefore, discuss with their financial advisor whether a living benefit is appropriate for them. Also, if you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

Death of Participant - Joint-Life Coverage

If the surviving spouse on the Death Benefit Date was not the spouse of a Participant on the original Contract’s Issue Date, then this section does not apply, even if joint-life coverage was elected. In such case, if a Participant dies while participating in a Living Benefit, the provisions of the section titled “Death of Participant - Single-Life Coverage” will apply.

If you purchased joint-life coverage and one of the Participants dies, then the surviving spouse, as the sole primary beneficiary, can elect to continue the Contract and all currently-held benefits will continue to the surviving spouse. In such case, the Account Value will be equal to the Death Benefit. If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

Alternatively, the surviving spouse may elect any available option under the death benefit provisions of the Contract. In such case, the Contract, including any applicable living benefit, will terminate.

Annuitization Under the Living Benefits

If your Account Value is greater than zero on your Maximum Annuity Commencement Date, then you must elect to:

●	surrender your Contract and receive your Surrender Value,

●	annuitize your Account Value under one of the then currently available Annuity Options, or

●
annuitize your remaining Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected on the Issue Date and is still eligible) with an annualized annuity payment of not less than your then current Annual Withdrawal Amount increased by the Plus Factor, if applicable. If you make no election, we will default your choice to this option.

If your Account Value has been reduced to zero through any combination of poor investment performance of the Designated Funds, Contract charges, and withdrawals apart from Early or Excess Withdrawals, and your Withdrawal Benefit Base is greater than zero on or before your Maximum Annuity Commencement Date, then you will continue to receive your full Annual Withdrawal Amount until you die.

If you elect to annuitize prior to your maximum Annuity Commencement Date, then your Contract and any optional living benefit will end.

Tax Issues Under Living Benefits

Certain state and federal tax provisions may be important to you in connection with a living benefit. If your Contract is a Non-Qualified Contract, it is possible that the election of optional living benefits, such as the Living Benefits, might increase the taxable portion of any withdrawal you make from the Contract.

If your Contract is a Qualified Contract, then the retirement plan governing that Qualified Contract may be subject to certain required minimum distribution (RMD) provisions imposed by the Internal Revenue Code (the Code) and Internal Revenue Service (“IRS”) regulations (collectively, the “Federal Tax Laws”). These RMD provisions require that an amount be distributed from the retirement plan each year, beginning generally in the calendar year in which you attain age 70½. Your failure to withdraw your yearly RMD amount from your retirement plan could result in adverse tax treatment. Because for certain retirement plans we do not know what assets are held by the plan, we have assumed for all plans that the Qualified Contract (i.e., your Contract) is the only asset, and we determine a yearly RMD amount taking into account only your Contract (“Yearly RMD Amount”).

When you elect to participate in a Living Benefit, we will inform you that you may withdraw amounts up to your Yearly RMD Amount each year without reducing your Withdrawal Benefit Base. To assist you in complying with the RMD requirements, in January of each year, we will notify you of your calculated Yearly RMD Amount and inform you that you may withdraw amounts up to your Yearly RMD Amount each Account Year without reducing your Withdrawal Benefit Base.

To the extent that the Yearly RMD Amount attributable to your Contract exceeds the Annual Withdrawal Amount permitted each year under your Living Benefit, we currently are waiving withdrawal provisions as follows. If you withdraw all or a portion of your Qualified Contract's Yearly RMD Amount from the Contract while participating in a Living Benefit, then we will reduce your Account Value dollar for dollar by the amount of the withdrawal. In addition, for that year only, your Annual Withdrawal Amount under the Living Benefit will be reduced, dollar for dollar, by the amount of the withdrawal. We will not, however, penalize you if the current Federal Tax Laws require you to withdraw from your Contract an amount greater than your Annual Withdrawal Amount. In other words, we will not reduce your Annual Withdrawal Amount for future years (or your Withdrawal Benefit Base or Bonus Base), if a Yearly RMD Amount exceeds your Annual Withdrawal Amount, provided that:

●
you withdraw your (Qualified) Contract's first Yearly RMD Amount in the calendar year you attain age 70½, rather than postponing the withdrawal of that amount until the first quarter of the next calendar year, and

●	you do not make any withdrawal from your (Qualified) Contract that would result in your receiving, in any Account Year, more than one calendar year's Yearly RMD Amount.

Currently, any withdrawal in excess of the Annual Withdrawal Amount that is taken to satisfy the Yearly RMD Amounts will not be treated as an Excess Withdrawal. However, if there is any material change to the current Code or IRS Rules governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Withdrawal Amount as an Excess Withdrawal which may significantly reduce the Withdrawal Benefit Base.

For a further discussion of some of these provisions, please refer to “TAX PROVISIONS - Impact of Optional Death Benefits and Optional Living Benefits.”

DESIGNATED FUNDS

To participate in an optional living benefit, all of your Account Value must be invested only in Designated Funds at all times during the term of your optional living benefit.

For Contracts participating in SIM or SIM Plus, the only Funds, dollar-cost averaging programs, and asset allocation models that currently qualify as Designated Funds are as follows:

Asset Allocation Models	Funds
Build Your Own Portfolio	MFS® Global Tactical Allocation Portfolio - S Class
SCSM Ibbotson Moderate Fund - S Class
Dollar-Cost Averaging Program Options
6-Month DCA Period
12-Month DCA Period

For Contracts participating in SIR III, the only Funds, dollar-cost averaging program options, and asset allocation models that currently qualify as Designated Funds are as follows:

Asset Allocation Models	Funds
Build Your Own Portfolio	MFS® Global Tactical Allocation Portfolio - S Class
PIMCO Global Multi-Asset Portfolio - Advisor Class
Dollar-Cost Averaging Program Options	SCSM Ibbotson Balanced Fund - S Class
6-Month DCA Period	SCSM Ibbotson Moderate Fund - S Class
12-Month DCA Period

One of the asset allocation models that qualifies as a Designated Fund is the portfolio model that applies to our “build your own portfolio” program. That portfolio model and the “build your own portfolio” program are described in “BUILD YOUR OWN PORTFOLIO” and in “APPENDIX D -- BUILD YOUR OWN PORTFOLIO.”

If you elected to participate in Sun Income Riser III (“SIR III”), Sun Income Maximizer (“SIM”), or Sun Income Maximizer Plus (“SIM Plus”) and are invested in more than one Designated Fund, we will automatically transfer assets among your Designated Funds to maintain the percentage allocation you selected. We will make these transfers on a quarterly basis.

We reserve the right to declare that a particular Fund no longer qualifies as a Designated Fund. Written notice will be provided to Contract Owners whenever a fund is no longer considered to be a Designated Fund. If you are invested in a Designated Fund at the time we declare the Fund to no longer be a Designated Fund, your Account Value can remain in that Fund without canceling your participation in a living benefit. However, any transfers or future Purchase Payments may only be allocated to a Fund that is declared by us to be a Designated Fund at the time of the transaction. If you are invested in a Fund that has been declared by us to no longer be a Designated Fund, you must first transfer your Account Value from that Fund into one or more of the current Designated Fund(s) if you want to make subsequent Purchase Payments or any additional transfers. (Note that this restriction does not apply to automatic portfolio rebalancing.) We also reserve the right to close Funds only to new Contracts. We will, however, revise the prospectus to give notice to prospective investors of the closing of any Fund. If a Designated Fund is closed only to new Contracts, any current Account Value may remain in that Fund and future transfers and Purchase Payments to that Fund are permissible, as long as the Fund is still declared by us to be a Designated Fund.

Note that, on SIR III, SIM, and SIM Plus, we have reserved the right to allow step-ups only if your Account Value is invested in a Fund that has been declared by us to be a Designated Fund. In such case, if you are invested in a Fund that has been declared by us to no longer be a Designated Fund, you may have to transfer into a current Designated Fund before a step-up can occur. If you decide not to transfer into a current Designated Fund and forgo step-up, then your living benefit will continue with all of the benefits except for step-up.

BUILD YOUR OWN PORTFOLIO

Among the choices of Designated Funds is a selection of funds (“portfolio model”) that you design yourself using certain broad guidelines that we provide. To “build your own portfolio,” you pick funds from the asset classes available at that time. Altogether you may not choose more than 18 funds for your portfolio model. The amount you may invest in each asset class is determined by a percentage range that we provide for each asset class. The sum of the percentages you invest in the asset classes altogether must total 100%. A chart showing the Funds available in each asset class and the percentage range assigned to each asset class is included in Appendix D.

You may transfer funds within the asset classes as long as your allocations remain within the percentage ranges we have established, and you adhere to the transfer provisions of your Contract. (See “Transfer Privilege,” “Short-Term Trading,” and “Funds' Shareholder Trading Policies.”) Withdrawals out of your portfolio model will be taken pro-rata from each of your selected Funds. Any additional Purchase Payments will be allocated proportionally to your current Fund selection. At any time you can change your Fund selection by providing new allocation instructions. (Under the terms of the living benefits, however, there are certain limits on the times when you can make additional Purchase Payments.) Your new instructions will change your existing allocations accordingly. Your portfolio will be rebalanced quarterly to maintain your percentage allocations in line with the performance of the Funds over the prior quarter.

If at any time, a fund is closed to new business, no new payments or transfers into the fund will be permitted. However, portfolio rebalancing of the fund will continue. To make a payment into your portfolio model after a fund within the model has been closed, you must redesign your portfolio model without the closed fund. Your entire Account Value will then be reallocated to your new portfolio model.

DEATH BENEFIT

If the Covered Person dies during the Accumulation Phase, we may pay a death benefit to the designated Beneficiary(ies), using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Covered Person, we may pay the death benefit to the surviving Participant, if any, or, if there is no Participant, in one sum to your estate. We do not pay a death benefit if the Covered Person dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If the Contract names more than one Covered Person, we will pay the death benefit upon the first death of such Covered Persons.

Amount of Death Benefit

To calculate the amount of the death benefit, we use a “Death Benefit Date.” The Death Benefit Date is the date we receive Due Proof of Death of the Covered Person in an acceptable form, if you have elected a death benefit payment method before the death of the Covered Person and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

The amount of the death benefit is determined as of the Death Benefit Date.

The Basic Death Benefit

In general, if you were 85 or younger on your Open Date, the death benefit will be the greatest of the following amounts:

(1)	your Account Value for the Valuation Period during which the Death Benefit Date occurs;

(2)	the amount we would pay if you had surrendered your entire Account on the Death Benefit Date; and

(3)
your total Adjusted Purchase Payments (Purchase Payments x (Account Value after withdrawal ÷ Account Value before withdrawal)) as of the Death Benefit Date. See “Calculating the Death Benefit.” Because of the way that Adjusted Purchase Payments are computed, when the Account value is less than the Adjusted Purchase Payments, a withdrawal may cause the basic death benefit to decrease by more than the amount of the withdrawal.

If you were 86 or older on your Open Date, the death benefit is equal to amount (2) above. Because this amount will reflect any applicable withdrawal charges, it may be less than your Account Value.

Optional Death Benefit

Subject to availability in your state, you may enhance the “basic death benefit” by electing the following optional death benefit. You must make your election on or before the Issue Date. You will pay a charge for the optional death benefit. (For a description of this charge, see “Charges for Optional Benefits.”) The benefit is available only if you are younger than age 75 on the Open Date. The optional death benefit election may not be changed after the Contract's Issue Date. The death benefit will be adjusted for all partial withdrawals as described in this Prospectus under the heading “Calculating the Death Benefit.”

If your Contract is a Qualified Contract, required minimum distributions under the Internal Revenue Code may affect the value of the optional benefit to you. Please refer to “Impact of Optional Death Benefits and Optional Living Benefits” under “TAX PROVISIONS” for more information regarding tax issues that you should consider before electing these optional benefits.

Maximum Anniversary Account Value (“MAV”)

Under MAV, the death benefit will be the greater of:

●	the amount payable under the basic death benefit above, or

●
your Highest Account Value on any Account Anniversary before the Covered Person's 81st birthday, adjusted for any subsequent Purchase Payments and partial withdrawals made between that Account Anniversary and the Death Benefit Date.

In determining the Highest Account Value, on the second and each subsequent Account Anniversary, the current Account Value is compared to the previous Highest Account Value, adjusted for any Purchase Payments and partial withdrawals made during the Account Year ending on that Account Anniversary. If the current Account Value exceeds the adjusted Highest Account Value, the current Account Value will become the new Highest Anniversary Account Value.

Spousal Continuance

Under an individually-owned Contract, if you are the Covered Person and your spouse is the sole Beneficiary, upon your death, your spouse may elect to continue the Contract by becoming the new Participant and new Covered Person, rather than receive the death benefit amount. Under a co-owned Contract, if you and your spouse are the Covered Persons and sole Beneficiaries, upon the death of either you or your spouse, the surviving spouse may continue the Contract as the sole Participant and sole Covered Person. In either case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount. (See “The Basic Death Benefit” or, if applicable, the “Optional Death Benefit.”)  All Contract provisions, including, if elected, the optional death benefit (subject to the optional death benefit age restriction), will continue as if your surviving spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your surviving spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the surviving spouse will not be treated as premium, but will be treated as income. If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

Calculating the Death Benefit

In calculating the death benefit amount payable under option (3) of “The Basic Death Benefit” or the optional death benefit, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal. Because of the way these adjustments are computed, a withdrawal may cause the basic death benefit to decrease by more than the amount of the withdrawal.

Rather than receiving the death benefit, the Beneficiary may elect to annuitize, to defer annuitization, or to continue the Contract. In such case, if the death benefit amount payable under the Contract is greater than your Account Value, we will increase the Account Value to equal the death benefit amount. Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Also, any portion of this new Account Value attributed to a Fixed Account option will be transferred to the Money Market Sub-Account.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under “The Income Phase -- Annuity Provisions.”

During the Accumulation Phase, you may elect the method of payment for the death benefit. These elections are made by sending us at our Annuity Mailing Address an election form, which we will provide. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. This election is made by sending us written notice in a form acceptable to us. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law.

If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the “designated beneficiary” within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the “designated beneficiary.” If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Participant, if any, or the estate of the deceased Participant automatically becomes the designated beneficiary.

If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see “Spousal Continuance.” If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Participant is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within seven days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE -- ANNUITY PROVISIONS

During the Income Phase, we make regular monthly annuity payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described under the Annuity Option you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described under “Annuity Options,” and you cannot change the Annuity Option selected. (Also, a Beneficiary receiving payments after the Annuitant's death under Option B, Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain, may elect to receive the discounted value of the remaining payments in a single sum, as discussed under “Annuity Options.”) You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals. (See “Withdrawals and Withdrawal Charges.”)

Selection of Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the “Payee.” If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

●	The earliest possible Annuity Commencement Date is the first day of the second month following your Issue Date.

●
The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday (“Maximum Annuity Commencement Date”). If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

●	The Annuity Commencement Date must always be the first day of a calendar month.

You may change the Annuity Commencement Date by sending us written notice, in a form acceptable to us, with the following additional limitations:

●	We must receive your notice, in good order, at least 30 days before the current Annuity Commencement Date.

●	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70½ (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70½).

Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary. Note that if the Annuitant dies prior to the end of the first month after the Annuity Commencement Date, only one annuity payment will be made.

Annuity Option B - Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the survivor dies. There is no provision for continuance of any payments to a Beneficiary.

Annuity Option D - Monthly Payments for a Specified Period Certain

We make monthly payments for a specified period of time from 5 to 30 years, as you elect. The longer the period you elect, the smaller your monthly payments will be. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, in one sum, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described above for the payments to a Beneficiary under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5, 6, 7, 8, and 9-year period certain options are not available if your Contract has been issued within the past 7 years unless (a) you or your Beneficiary are selecting this Annuity Option to be used as the method of payment for the death benefit and (b) your Beneficiary's life expectancy on the date of the first payment exceeds the selected period.

Selection of Annuity Option

You select one or more of the Annuity Options, which you may change during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain, except as otherwise provided under your applicable living benefit.

You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Option may not be changed once annuity payments begin.

Amount of Annuity Payments

Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:

●	We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed.

●	We deduct any applicable premium tax or similar tax if not previously deducted.

Variable Annuity Payments

On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for annuitization units which have annual insurance charges of 1.60% of your average daily net assets, regardless of your age on the Issue Date. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See “Annuity Payment Rates.”

To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment, which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment, will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See “Annuity Payment Rates.”

Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment, except as otherwise provided under your applicable living benefit.

Exchange of Variable Annuity Units

During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Account Year. Any such exchanges may be subject to any restrictions or other policies that the Funds have adopted to protect the Funds from short-term trading or other practices that are potentially harmful to the Fund (the “Funds' Shareholder Trading Policies”). The applicability of the Funds' Shareholder Trading Policies is the same during the Income Phase as during the Accumulation Phase, and this is discussed in this prospectus under “Funds' Shareholder Trading Policies.” For the reasons discussed there, you should review and comply with each Fund's Shareholder Trading Policies, which are disclosed in the Funds' current prospectuses.

To make an exchange, the Annuitant sends us, at our Annuity Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the relevant Fund prospectuses for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

Account Fee

During the Income Phase, we deduct the annual Account Fee of $50 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

Annuity Payment Rates

The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of: (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually); and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract. We may change these rates under Group Contracts for Accounts established after the effective date of such change (see “Other Contract Provisions -- Modification”).

The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Covered Person's death before the Income Phase, as described under the “Death Benefit” section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Participant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Covered Person prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification, in good order. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

Change of ownership will not change the Covered Person named when the Contract is issued. This means that all death benefits and surrender charge waivers will continue to be based on the Covered Person and not the Participant. The amount payable on the death of the new Participant will be the Surrender Value.

Voting of Fund Shares

We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, according to the voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee (that is the Annuitant or Beneficiary entitled to receive benefits) is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable. Because of this method of proportional voting, a small number of Contract Owners may determine the outcome of a shareholder vote.

Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and under the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights to persons who may have such rights under plans, other than rights afforded under the Investment Company Act of 1940, or any duty to inquire as to the instructions received by Owners, Participants or others, or the authority of any such persons to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

Reports to Owners

We will send you, by regular U.S. mail, confirmation of all Purchase Payments (including any interest credited), withdrawals, (including any withdrawal charges and federal taxes on withdrawals), minimum distributions, death benefit payments, transfers (excluding dollar-cost averaging transfers) and living benefit credits or refunds. Such confirmations will be sent within two business days after the transaction occurs.

In addition, within five business days after each calendar quarter, we will send you, by regular U.S. mail, a statement showing your current Account Value, death benefit value, and investment allocation by asset class. Each quarterly statement will detail transactions that occurred during the last calendar quarter including Purchase Payments, annuity payments, transfers (including dollar-cost averaging transfers), partial withdrawals, systematic withdrawals, minimum distributions, portfolio rebalancing, asset reallocations, interest credited on fixed accounts, step-ups credited on living benefits, and annual contract fees assessed.

We will also send you annual and semi-annual reports of the Funds in which you are invested, including a list of investments held by each portfolio as of the current date of the report.

If you have enrolled in the electronic delivery service and consented to receive documents electronically, we will send you an email at the address you provided notifying you when we have posted your confirmations, statements, and reports on our website.

It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

Substitution of Securities

Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

Modification

Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (1) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (2) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (3) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see “Change in Operation of Variable Account”); (4) provides additional Variable Account and/or fixed accumulation options; or (5) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fee, mortality and expense risk charges, administrative expense charges, and the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.

Discontinuance of New Participants

We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts or Sub-Accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove DCA Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Mailing Address, as shown on the cover of this Prospectus, within 10 days or longer if allowed by your state after it was delivered to you. State law may also allow you to return the Contract to your sales representative. (Information about your right to return period can be found on the first page of your Contract or prominently displayed in an endorsement to your Contract. You can also obtain information about your right to return period by contacting your sales representative.) When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value. If applicable state law requires return of Purchase Payments, we will return the greater of (1) your Surrender Value or (2) the full amount of any Purchase Payment(s) we received.

If you are establishing an Individual Retirement Annuity (“IRA”), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a “ten day free-look,” notwithstanding the provisions of the Internal Revenue Code.

TAX PROVISIONS

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. Federal Income Tax Provisions

The following discussion applies only to those Contracts issued in the United States. For a discussion of tax provisions affecting Contracts issued in Puerto Rico, see “Puerto Rico Tax Provisions.”

Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the “investment in the contract” for purposes of determining the taxable portion of any distributions from a Qualified Contract. As a general rule, regardless of whether you own a Qualified or a Non-Qualified Contract, the amount of your tax liability on earnings and distributions will depend upon the specific tax rules applicable to your Contract and your particular circumstances.

Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an “immediate annuity”, which the Internal Revenue Code (the “Code”) defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase an annuity should be based on the assumption that the purchase of an annuity is necessary to obtain tax deferral under a qualified plan.

Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company to the same Owner during any one calendar year must be treated as one annuity contract. If you withdraw your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date (a “full surrender”), the taxable portion will equal the amount you receive less the “investment in the contract” (i.e., the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income).

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59½, to distributions pursuant to the death or disability of the owner, to distributions that are a part of a series of substantially equal periodic payments made not less frequently than annually for life or life expectancy, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a Participant are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the investment in the contract is not affected by the Participant's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the Participant's investment in the Contract. Special mandatory distribution rules also apply after the death of the Participant when the beneficiary is not the surviving spouse of the Participant.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Participant's spouse), the Participant must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59½, except in certain circumstances.

If you receive a distribution from a Qualified Contract used in connection with a qualified pension plan, from a tax-sheltered annuity, a governmental Code Section 457 plan or an individual retirement annuity “IRA” and roll over some or all of that distribution to another eligible plan, following the rules set out in the Code and IRS regulations, the portion of such distribution that is rolled over will not be includible in your income. An eligible rollover distribution from a qualified plan, tax-sheltered annuity or governmental Section 457 plan will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover. Rollovers of IRA distributions are not subject to the 20% mandatory withholding requirement.

An eligible rollover distribution from a qualified plan, governmental Section 457 plan or tax-sheltered annuity is any distribution of all or any portion of the balance to the credit of an employee, except that the term does not include:

●	a distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

●	any required minimum distribution; or

●	any hardship distribution.

Only you or your surviving spouse Beneficiary may elect to roll over a distribution to an eligible retirement plan. However, a non-surviving-spouse Beneficiary may be able to directly transfer a distribution to a so-called inherited IRA that will be subject to the IRS distribution rules applicable to beneficiaries.

Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from an IRA), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, a non-surviving-spouse Beneficiary may elect a direct rollover only to a so-called inherited IRA. In the case of a distribution from (i) a Non-Qualified Contract, (ii) an IRA, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for the mutual fund series underlying non-qualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund available as an investment option under the Contract complies with these regulations.

The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a Participant from being treated as the owner of separate account assets under an “owner control” test. If a Participant is treated as the owner of separate account assets for tax purposes, the Participant would be subject to taxation on the income and gains from the separate account assets. In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract Participant will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets. In Revenue Ruling 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts' underlying assets for federal income tax purposes.

Revenue Ruling 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances. We do not believe that the differences between the Contract and the contracts described in Revenue Ruling 2003-91 should prevent the holding in Revenue Ruling 2003-91 from applying. Nevertheless, you should consult with a qualified tax professional on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Contract. In addition, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject in the future. Accordingly, we therefore reserve the right to modify the Contracts as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Contract in a manner that was designed to prevent you from being considered the owner of the assets of the Separate Account. You bear the risk that you may be treated as the owner of Separate Account assets and taxed accordingly.

Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

Qualified Retirement Plans

“Qualified Contracts” are Contracts used with plans that receive tax-deferral treatment pursuant to specific provisions of the Code. Annuity contracts also receive tax-deferral treatment. It is not necessary that you purchase an annuity contract to receive the tax-deferral treatment available through a Qualified Contract. If you purchase this annuity Contract as a Qualified Contract, you do not receive additional tax-deferral. Therefore, if you purchase this annuity Contract as a Qualified Contract, you should do so for reasons other than obtaining tax deferral.

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Code requirements are similar for qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.

Individual Retirement Arrangements

Sections 219 and 408 of the Code permit eligible individuals to contribute to a so-called “traditional” individual retirement program, including Individual Retirement Accounts and Annuities, Simplified Employee Pension Plans, and SIMPLE Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. The Internal Revenue Service imposes special information requirements with respect to IRAs and we will provide purchasers of the Contracts as Individual Retirement Annuities with any necessary information. You will have the right to revoke a Contract issued as an Individual Retirement Annuity under certain circumstances, as described in the section of this Prospectus entitled “Right to Return.” If your Contract is issued in connection with an Individual Retirement Account, we have no information about the Account and you should contact the Account's trustee or custodian.

Roth Individual Retirement Arrangements

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If you convert a traditional Individual Retirement Annuity Contract into a Roth IRA Contract or your Individual Retirement Account that holds a Contract is converted to a Roth Individual Retirement Account, the fair market value of the Contract is included in taxable income (for conversions in 2010, you will include the taxable income amount equally in 2011 and 2012 but you can choose on your federal tax return for 2010 to include the total amount as 2010 taxable income). Under IRS regulations and Revenue Procedure 2006-13, fair market value may exceed the Contract's account balance. Thus, you should consult with a qualified tax professional prior to any conversion.

The Internal Revenue Service imposes special information requirements with respect to Roth IRAs and we will provide the necessary information for Contracts issued as Roth Individual Retirement Annuities. If your Contract is issued in connection with a Roth Individual Retirement Account, we have no information about the Account and you should contact the Account's trustee or custodian.

Impact of Optional Death Benefits and Optional Living Benefits

Qualified Contracts. If your Contract is a traditional IRA annuity or a 403(b) TSA annuity, it is subject to certain required minimum distribution (RMD) requirements imposed by the Internal Revenue Code and IRS regulations. Under the RMD rules, distributions must begin no later than April 1 of the calendar year following the year in which you attain age 70½ or, for non-IRAs, the date of retirement instead of age 70½ if it is later. The RMD amount for a distribution calendar year is generally calculated by dividing the Contract's value as of 12/31 of the prior calendar year by the applicable distribution factor set forth in a Uniform Lifetime Table in the IRS regulations. For Contracts issued in connection with traditional Individual Retirement Accounts, you should contact the Account's trustee or custodian about RMD requirements since we only provide the trustee or custodian with the Contract's value (including any actuarial present value of additional benefits discussed below) so that it can be used in the Account's RMD calculations.

Effective with the 2006 distribution calendar year, the actuarial present value as of 12/31 of any additional benefits that are provided under your Contract (such as optional death and living benefits) will be added to the Contract's Account Value as of 12/31 in order to calculate the RMD amount. There are two exceptions to the requirement that the actuarial present value of an additional benefit must be added to the Account Value for RMD calculation purposes. First, if the only additional benefit provided under a Contract is a return of premium death benefit (i.e., a benefit under which the final payment does not exceed the amount of purchase payments made less prior distributions), then the additional benefit is disregarded and the RMD calculation uses only the 12/31 Account Value. Second, if (1) the Contract provides only for additional benefits that are each reduced on a proportional basis in the event of distributions, with or without a return of premium death benefit that is not reduced in amount proportionately in the event of distributions and (2) the actuarial present value of all the Contract's additional benefits is no more than 20% of the 12/31 Account Value, then the additional benefits are disregarded and the RMD calculation uses only the 12/31 Account Value. When we notify you of the RMD amount for a distribution calendar year, we will inform you if the calculation included the actuarial present value of additional benefits. Because of the above requirements, your initial or renewal election of an optional benefit could cause your RMD amount to be higher than it would be without such an election. Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on your yearly RMD amounts.

You may take an RMD amount calculated for a particular IRA annuity from that annuity or from another IRA account or IRA annuity of yours. Similarly, you may take an RMD amount calculated for a particular TSA annuity from that annuity or from another TSA account or TSA annuity of yours. If your Qualified Contract is an asset of a qualified retirement plan, the qualified plan is subject to the RMD requirements and the Contract, as an asset of the qualified plan, may need to be used as a source of funds for the RMDs.

If you are subject to the RMD requirements while you are enrolled in the AB Plan under any optional living benefit, any RMD amount that you take from the Contract will reduce the amount of the benefit under the AB Plan. This reduction could significantly reduce the value of the optional living benefit to you.

If you are subject to the RMD requirements while you are enrolled in the WB Plan under any optional living benefit, and any RMD amount that you take from the Contract ever exceeds the maximum amount that you may withdraw under the terms of the WB Plan, the additional withdrawal amount will reduce the amount of the benefit available under the WB Plan. This reduction could significantly reduce the value of the optional living benefit to you.

Participants in 403(b) plans who are under age 59½, are subject to withdrawal restrictions under the Internal Revenue Code that may prevent them from being able to make any withdrawals under the WB Plan while they remain under age 59½.

Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional living benefit, you should consult with a qualified tax professional as to the possible effect of RMD distributions on the benefits that might otherwise be available under any optional living benefit.

If your Contract is a traditional Individual Retirement Annuity or is held by your traditional Individual Retirement Account and you might convert in the future to a Roth IRA (see “Roth Individual Retirement Arrangements”), then your initial or renewal election of an optional benefit could cause your taxable income upon conversion to be higher than it would be without such an election. Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional living benefit or death benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on conversion taxable income.

Non-Qualified Contracts. We are required to make a determination as to the taxability of any withdrawal you make in order to be able to annually report to the IRS and you information about your withdrawal. Under the Internal Revenue Code, any withdrawal from a Non-Qualified Contract is taxable to the extent the annuity's cash value (determined without regard to surrender charges) exceeds the investment in the contract. There is no definition of “cash value” in the Code and, for tax reporting purposes, we are currently treating it as the Account Value of the Contract. However, there can be no assurance that the IRS will agree that this is the correct cash value. The IRS could, for example, determine that the cash value is the Account Value plus an additional amount representing the value of an optional benefit. If this were to occur, election of an optional benefit could cause any withdrawal, including a withdrawal under the withdrawal benefit of any optional living benefit, to have a higher proportion of the withdrawal derived from taxable investment earnings. Prior to electing to participate in an optional benefit (or, if applicable, prior to renewing your participation in any optional living benefit), you should consult with a qualified tax professional as to the meaning of “cash value.”

Federal Defense of Marriage Act and Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. Because of the Federal Defense of Marriage Act, all such Contract continuation rights are available only to a person who is defined as a “spouse” under such Act and that definition does not include a same-sex spouse. Thus, under current Federal law, if you are in a same-sex marriage, your spouse would not be able to exercise any of the Contract’s spousal continuation rights. You should consult a qualified tax professional for advice before purchasing a Contract and/or joint-life coverage under an optional living benefit.

Puerto Rico Tax Provisions

The Contract offered by this Prospectus is considered a non-qualified annuity contract under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 Code”). Under the current provisions of the 1994 Code, no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.

When payments are made from your Contract in the form of an annuity, the annuitant or other payee will be required to include as gross income the lesser of the amount received during the taxable year or the portion of the amount received equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income as a return of premium. After an amount equal to the aggregate premiums or other consideration paid for the annuity has been excluded from gross income, all of the subsequent annuity payments are considered to be taxable income.

When a payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent it exceeds the Annuitant's aggregate premiums or other consideration paid.

The provisions of the 1994 Code with respect to qualified retirement plans described in this Prospectus vary significantly from those under the Internal Revenue Code. We currently offer the Contract in Puerto Rico in connection with Individual Retirement Arrangements that qualify under the U.S. Internal Revenue Code but do not qualify under the Puerto Rico 1994 Code. See the applicable text of this Prospectus under the heading “Federal Tax Status” dealing with such Arrangements and their RMD requirements. We may make Contracts available for use with other retirement plans that similarly qualify under the U.S. Internal Revenue Code but do not qualify under the Puerto Rico 1994 Code.

As a result of IRS Revenue Ruling 2004-75, as amplified by Revenue Ruling 2004-97, we will treat Contract distributions and withdrawals occurring on or after January 1, 2005 as U.S.-source income that is subject to U.S. income tax withholding and reporting. Under “TAX PROVISIONS,” see “Pre-Distribution Taxation of Contracts,” “Distributions and Withdrawals from Non-Qualified Contracts,” “Withholding” and “Non-Qualified Contracts.” You should consult a qualified tax professional for advice regarding the effect of Revenue Ruling 2004-75 on your U.S. and Puerto Rico income tax situation.

For information regarding the income tax consequences of owning a Contract, you should consult a qualified tax professional.

ADMINISTRATION OF THE CONTRACT

We perform certain administrative functions relating to the Contract, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACT

Contracts are sold by licensed insurance agents (“the Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms (“the Selling Broker-Dealers”) registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. (“Clarendon”), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of FINRA.

The Company (or its affiliate, for purposes of this section only, collectively, “the Company”), pays the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent. This compensation is not paid directly by the Participant or the separate account. The Company intends to recoup this compensation through fees and charges imposed under the Contract, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 7.50% of Purchase Payments, and 1.25% annually of the Participant's Account Value. The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations, and this compensation may be significant in amount.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of the Company, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers. This compensation may be significant in amount and may be based on a percentage of Purchase Payments and/or a percentage of Contract Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealers' preferred or recommended list, access to the Selling Broker-Dealers' registered representatives for purposes of promoting sales of the Company's products, assistance in training and education of the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer's actual or expected aggregate sales of our variable contracts (including the Contract) or assets held within those contracts and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent. The prospect of receiving, or the receipt of additional compensation as described above may provide Selling Broker-Dealers with an incentive to favor sales of the Contracts over other variable annuity contracts (or other investments) with respect to which the Selling Broker-Dealer does not receive additional compensation, or lower levels of additional compensation. You should take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts.

In addition to selling our variable contracts (including the Contract), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company. Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates. The potential profits for a Selling Broker-Dealer or its affiliates (including its registered representatives) associated with such reinsurance arrangements could be significant in amount and could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate. The operation of an individual contract is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

As discussed in the preceding paragraphs, the Selling Broker-Dealer may receive numerous forms of payments that, directly or indirectly, provide incentives to, and otherwise facilitate and encourage the offer and sale of the Contracts by Selling Broker-Dealers and their registered representatives. Such payments may be greater or less in connection with the Contracts than in connection with other products offered and sold by the Company or by others. Accordingly, the payments described above may create a potential conflict of interest, as they may influence your Selling Broker-Dealer or registered representative to present a Contract to you instead of (or more favorably than) another product or products that might be preferable to you.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading “Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates.” During 2007, 2008, and 2009, approximately $6,307,971, $5,062,079, and $10,786,683, respectively, in commissions were paid to but not retained by Clarendon in connection with the distribution of the Contracts.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements.

You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following location: Washington, D.C. -- 100 F Street, N.E., Washington, D.C. 20549-0102, telephone (202) 551-8090. The SEC’s public reference room will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed incorporated by reference into the prospectus.

The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

STATE REGULATION

The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

In addition, many states regulate affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

FINANCIAL STATEMENTS

The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account options and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

The financial statements of the Variable Account for the year ended December 31, 2009 are also included in the SAI.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Sun Life Assurance Company of Canada (U.S.)
Advertising and Sales Literature
Tax-Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Independent Registered Public Accounting Firm
Financial Statements

APPENDIX A -
GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT or PARTICIPANT ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

ACCOUNT QUARTER: A three-month period, with the first Account Quarter beginning on your Issue Date.

ACCOUNT VALUE: The Variable Account Value, if any, plus the Fixed Account Value, if any, of your Account for any Valuation Period.

ACCOUNT YEAR and ACCOUNT ANNIVERSARY: Your first Account Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Account Anniversary is the last day of an Account Year. Each Account Year after the first is the 365-day period that begins on your Account Anniversary. For example, if the Issue Date is on March 12, the first Account Year is determined from the Issue Date and ends on March 12 of the following year. Your Account Anniversary is March 12 and all Account Years after the first are measured from March 12. (If the Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant (and while the Covered Person and all Owners are still alive) during which you make Purchase Payments under the Contract. This is called the “Accumulation Period” in the Contract.

ADJUSTED PURCHASE PAYMENTS: Purchase Payments adjusted for partial withdrawals as described in “Calculating the Death Benefit.”

*ANNUITANT: The person or persons to whom the first annuity payment is made. If either Annuitant dies prior to the Annuity Commencement Date, the surviving Annuitant will become the sole Annuitant.

ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

*BENEFICIARY: The person or entity having the right to receive the death benefit and, for a Certificate issued under a Non-Qualified Contract, who is the “designated beneficiary” for purposes of Section 72(s) of the Code in the event of the Participant's death. Notwithstanding the foregoing, if there is more than one Participant of a Non-Qualified Contract, the surviving Participant will be deemed the beneficiary under the preceding sentence and any other designated beneficiary will be treated as a contingent beneficiary.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.

CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under a Group Contract.

COMPANY (“WE,” “US,” “SUN LIFE (U.S.)”): Sun Life Assurance Company of Canada (U.S.).

CONTRACT: Any Individual Contract, Group Contract, or Certificate issued under a Group Contract.

COVERED PERSON: The person(s) identified as such in the Contract whose death will trigger the death benefit provisions of the Contract and whose medically necessary stay in a hospital or nursing facility may allow the Participant to be eligible for a waiver of the withdrawal charge. The Participant/Owner is the Covered Person unless there is a non-natural Owner, such as a trust, in which case the Annuitant is the Covered Person.

DCA PERIOD: The period for which a Guaranteed Interest Rate is credited.

DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Covered Person's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until such time as a written election is received by the Company or a distribution is required by law.

DESIGNATED FUNDS: The limited investment options you can choose if you are participating in a living benefit.

DUE PROOF OF DEATH: Receipt by the Company of (1) an original certified copy of an official death certificate or an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, and (2) any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

GROUP CONTRACT: A Contract issued by the Company on a group basis.

GUARANTEED INTEREST RATE: The rate of interest we credit on an  annual effective basis.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

INDIVIDUAL CONTRACT: A Contract issued by the Company on an individual basis.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract. This is called the “Date of Coverage” in the Contract.

MAXIMUM ANNUITY COMMENCEMENT DATE: The first day of the month following the youngest Annuitant’s 95th birthday.

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT: The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax.

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your Application is received by the Company.

*OWNER: The person, persons or entity entitled to the ownership rights stated in a Group Contract and in whose name or names the Group Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term “Owner,” as used herein, shall refer to the organization entering into the Group Contract.

*PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Contract who is entitled to exercise all rights and privileges of ownership under the Contract, except as reserved by the Owner. If there are two Participants, the death benefit is paid upon the death of either Participant.

PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Participant, or on the Annuity Commencement Date.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

SURRENDER VALUE: The amount payable on full withdrawal (or surrender) of your Contract. The amount equals: (i) your Account Value at the end of the Valuation Period during which we receive your surrender request; minus (ii) any Account Fee applicable for the Account Year in which the surrender is made and minus any applicable withdrawal charge.

VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

VARIABLE ACCOUNT: Variable Account F of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

YOU and YOUR: The terms “you” and “your” refer to “Owner,” “Participant,” and/or “Covered Person” as those terms are identified in the Contract.

*You specify these items on the Application, and may change them, as we describe in this Prospectus.

APPENDIX B -
WITHDRAWAL CHARGE CALCULATIONS

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.

		Hypothetical		Cumulative	Free	Payment Subject	Withdrawal	Withdrawal
	Account	Account	Annual	Annual	Withdrawal	to Withdrawal	Charge	Charge
	Year	Value	Earnings	Earnings	Amount	Charge	Percentage	Amount

(a)	1	$41,000	$1,000	$ 1,000	$ 6,000	$35,000	8.00%	$2,800
	2	$45,100	$4,100	$ 5,100	$ 6,000	$39,100	8.00%	$3,128
	3	$49,600	$4,500	$ 9,600	$ 9,600	$40,000	7.00%	$2,800
(b)	4	$52,100	$2,500	$12,100	$12,100	$40,000	6.00%	$2,400
	5	$57,300	$5,200	$17,300	$17,300	$40,000	5.00%	$2,000
	6	$63,000	$5,700	$23,000	$23,000	$40,000	4.00%	$1,600
	7	$66,200	$3,200	$26,200	$26,200	$40,000	3.00%	$1,200
(c)	8	$72,800	$6,600	$32,800	$32,800	$ 0	0.00%	$ 0

(a)
The free withdrawal amount in any year is equal to the greater of (1) the Contract's earnings that were not previously withdrawn, and (2) 15% of any Purchase Payments made in the last 7 Account Years (“New Payments”). In Account Year 1, the free withdrawal amount is $6,000, which equals 15% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $35,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $6,000.

(b)
In Account Year 4, the free withdrawal amount is $12,100, which equals the prior Contract's cumulative earnings to date. On a full withdrawal of $52,100, the amount subject to a withdrawal charge is $40,000.

(c)
In Account Year 8, the free withdrawal amount is $32,800, which equals the Contract's cumulative earnings to date. On a full withdrawal of $72,800, the amount subject to a withdrawal charge is $0, since the New Payments equal $0.

Partial Withdrawal

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Account Year, and there are a series of 4 partial withdrawals made during the fourth Account Year of $4,000, $9,000, $12,000, and $20,000.

					Remaining
	Hypothetical				Free	Amount of			Hypothetical
	Account				Withdrawal	Withdrawal			Account
	Value				Amount	Subject to	Withdrawal	Withdrawal	Value
Account	Before		Cumulative	Amount of	After	Withdrawal	Charge	Charge	After
Year	Withdrawal	Earnings	Earnings	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal
1	$41,000	$1,000	$ 1,000	$ 0	$6,000	$ 0	8.00%	$ 0	$41,000
2	$45,100	$4,100	$ 5,100	$ 0	$6,000	$ 0	8.00%	$ 0	$45,100
3	$49,600	$4,500	$ 9,600	$ 0	$9,600	$ 0	7.00%	$ 0	$49,600
(a) 4	$50,100	$ 500	$10,100	$ 4,000	$6,100	$ 0	6.00%	$ 0	$46,100
(b) 4	$46,900	$ 800	$10,900	$ 9,000	$ 0	$ 2,100	6.00%	$ 126	$37,900
(c) 4	$38,500	$ 600	$11,500	$12,000	$ 0	$11,400	6.00%	$ 684	$26,500
(d) 4	$26,900	$ 400	$11,900	$20,000	$ 0	$19,600	6.00%	$1,176	$ 6,900

(a)
In Account Year 4, the free withdrawal amount is $10,100, which equals the Contract's cumulative earnings to date. The partial withdrawal amount of $4,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b)
Since a partial withdrawal of $4,000 was taken, the remaining free withdrawal amount in Account Year 4 is $10,900 - $4,000 = $6,900. Therefore, $6,900 of the $9,000 withdrawal is not subject to a withdrawal charge, and $2,100 is subject to a withdrawal charge. Of the $13,000 withdrawn to date, $10,900 has been from the free withdrawal amount and $2,100 has been from deposits.

(c)
Since $10,900 of the 2 prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account year 4 is $11,500 - $10,900 = $600. Therefore, $600 of the $12,000 withdrawal is not subject to a withdrawal charge, and $11,400 is subject to a withdrawal charge. Of the $25,000 withdrawn to date, $11,500 has been from the free withdrawal amount and $13,500 has been from deposits.

(d)
Since $11,500 of the 3 prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account Year 4 is $11,900 - $11,500 = $400. Therefore, $400 of the $20,000 withdrawal is not subject to a withdrawal charge, and $19,600 is subject to a withdrawal charge. Of the $45,000 withdrawn to date, $11,900 has been from the free withdrawal amount and $33,100 has been from deposits. Note that if the $6,900 hypothetical Account Value after withdrawal was withdrawn, it would all be from deposits and subject to a withdrawal charge. The withdrawal charge would be 6% of $6,900, which equals $414. The total Account Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Account Year 4 in the example on the previous page.

APPENDIX C -
OPTIONAL LIVING BENEFIT EXAMPLES

Example: How the living benefits work

Assume for the examples below that you are age 63 when your Contract is issued with an initial Purchase Payment of $100,000 and that you elected to participate with single-life coverage. (If you selected joint-life coverage the numbers shown in the example could be different). Your Withdrawal Benefit Base and your Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Because you reached age 59 prior to your Issue Date, your Coverage Date is your Issue Date. At any time, you can begin to withdraw up to your Annual Withdrawal Amount each Account Year without reducing your Withdrawal Benefit Base. (For convenience, assume that the investment performance on your underlying investments remains neutral throughout the life of your Contract, except for Account Years 2 and 5.)

A. How SIR III works.

Your Annual Withdrawal Amount is set equal to 4% of your Withdrawal Benefit Base, or $4,000. Your Withdrawal Benefit Base will increase by 7% of your Bonus Base each Account Year in which you do not take a withdrawal during the Bonus Period. By deferring withdrawals during the Bonus Period you will increase your Withdrawal Benefit Base, which in turn may maximize your Annual Withdrawal Amount.

Assume that, because of good investment performance of the Designated Funds during Account Year 2, your Account Value has grown to $125,000 on your second Account Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base and Bonus Base. At this time we will step up your Withdrawal Benefit Base and your Bonus Base to $125,000. Additionally, because you have crossed into another age tier (from age 63 to age 65), your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $6,250. Going forward, your new Bonus Base will be $125,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your Bonus Period will now end on your 12th Account Anniversary (i.e., ten years after the step-up). All values shown are as of the beginning of the Account Year.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$4,000	$0
2	$100,000	$107,000	$100,000	$4,280	$0
3	$125,000	$125,000	$125,000	$6,250	$0

Assume you take your first withdrawal in Account Year 4.  We set your Lifetime Withdrawal Percentage at 5%. Your Annual Withdrawal Amount will be equal to 5% of your Withdrawal Benefit Base. You can withdraw up to $6,688 in Account Year 4 without reducing your Withdrawal Benefit Base.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
4	$125,000	$133,750	$125,000	$6,688	$6,688
5	$118,312	$133,750	$125,000	$6,688	$6,688

Assume that, because of good investment performance of the Designated Funds during Account Year 5, your Account Value has grown to $170,000 on your fifth Account Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base. We will step up your Withdrawal Benefit Base to $170,000. Your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $8,500. Going forward, your new Bonus Base will be $170,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your Bonus Period will now end on your 15th Account Anniversary

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
6	$170,000	$170,000	$170,000	$8,500	$8,500
7	$161,500	$170,000	$170,000	$8,500	$8,500
8	$153,000	$170,000	$170,000	$8,500	$8,500

Assume in Account Year 11, you don’t take a withdrawal. Your Withdrawal Benefit Base will increase by $11,900, which is 7% of your Bonus Base ($170,000). Your new Annual Withdrawal Amount will be set equal to $9,095, which is 5% of your new Withdrawal Benefit Base ($181,900), as shown below:

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
9	$144,500	$170,000	$170,000	$8,500	$0
10	$144,500	$181,900	$170,000	$9,095	$9,095
11	$135,405	$181,900	$170,000	$9,095	$9,095
12	$126,310	$181,900	$170,000	$9,095	$9,095
13	$117,215	$181,900	$170,000	$9,095	$9,095
14	$108,120	$181,900	$170,000	$9,095	$9,095
15	$ 99,025	$181,900	$170,000	$9,095	$9,095

B. How SIM works.

Your Annual Withdrawal Amount is set equal to 4% of your Withdrawal Benefit Base, or $4,000. Your Withdrawal Benefit Base will increase by 8% of your Bonus Base each Account Year in which you do not take a withdrawal during the Bonus Period. By deferring withdrawals during the Bonus Period, you will increase your Withdrawal Benefit Base, which in turn may maximize your Annual Withdrawal Amount.

Assume that, because of good investment performance of the Designated Funds during Account Year 2, your Account Value has grown to $125,000 on your second Account Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base and Bonus Base. At this time we will step-up your Withdrawal Benefit Base and your Bonus Base to $125,000. Additionally, because you have crossed into another age tier (from age 63 to age 65), your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $6,250. Going forward, your new Bonus Base will be $125,000, unless increased by another step-up or reduced by a One Time Access Withdrawal. Your Bonus Period will end on your 10th Account Anniversary (i.e., ten years after the issue date) or the first withdrawal that is not a One-Time Access Withdrawal. All values shown are as of the beginning of the Account Year.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$4,000	$0
2	$100,000	$108,000	$100,000	$4,320	$0
3	$125,000	$125,000	$125,000	$6,250	$0

Assume you take your first withdrawal in Account Year 4. We set your Lifetime Withdrawal Percentage at 5%. Your Annual Withdrawal Amount will be equal to 5% of your Withdrawal Benefit Base. In Account Year 4, your Withdrawal Benefit Base (including the Bonus) equals $135,000, and you can withdraw up to $6,750 (5% of $135,000) in Account Year 4 without reducing your Withdrawal Benefit Base. Because your first withdrawal was not a One-Time Access Withdrawal, your Bonus Period ends.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
4	$125,000	$135,000	N/A	$6,750	$6,750
5	$118,250	$135,000	N/A	$6,750	$6,750

Assume that, because of good investment performance of the Designated Funds during Account Year 5, your Account Value has grown to $170,000 on your fifth Account Anniversary.  Therefore, your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base.  We will step up your Withdrawal Benefit Base to $170,000. Your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $8,500.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
6	$170,000	$170,000	N/A	$8,500	$8,500
7	$161,500	$170,000	N/A	$8,500	$8,500
8	$153,000	$170,000	N/A	$8,500	$8,500

Assume in Account Year 9, you don’t take a withdrawal. Your Withdrawal Benefit Base will not increase by a Bonus because the Bonus Period ended when the first withdrawal (other than the One-Time Access Withdrawal) was taken.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
9	$144,500	$170,000	N/A	$8,500	$0
10	$144,500	$170,000	N/A	$8,500	$8,500
11	$136,000	$170,000	N/A	$8,500	$8,500
12	$127,500	$170,000	N/A	$8,500	$8,500
13	$119,000	$170,000	N/A	$8,500	$8,500
14	$110,500	$170,000	N/A	$8,500	$8,500
15	$102,000	$170,000	N/A	$8,500	$8,500

C. How SIM Plus works.

Your Annual Withdrawal Amount is set equal to 3% of you Withdrawal Benefit Base, or $3,000. Your Withdrawal Benefit Base will increase by 8% of your Bonus Base each Account Year in which you do not take a withdrawal during the Bonus Period. By deferring your withdrawals during the Bonus Period you will increase your Withdrawal Benefit Base, which in turn may maximize your Annual Withdrawal Amount.

Assume that, because of good investment performance of the Designated Funds during Account Year 2, your Account Value has grown to $125,000 on your second Account Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base and Bonus Base. At this time we will step up your Withdrawal Benefit Base and your Bonus Base to $125,000. Additionally, because you have crossed into another age tier (from age 63 to age 65), your new Annual Withdrawal Amount will be 4% of your new Withdrawal Benefit Base, or $5,000. Going forward, your new Bonus Base will be $125,000, unless increased by another step-up or reduced by a One Time Access Withdrawal. Your Bonus Period will end on your 10th Account Anniversary (i.e., ten years after the Issue Date) or the first withdrawal that is not a One-Time Access Withdrawal. All values shown are as of the beginning of the Account Year.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals

1	$100,000	$100,000	$100,000	$3,000	$0
2	$100,000	$108,000	$100,000	$3,240	$0
3	$125,000	$125,000	$125,000	$5,000	$0

Assume you take your first withdrawal in Account Year 4. We set your Lifetime Withdrawal Percentage at 4%. Your Annual Withdrawal Amount will be equal to 4% of your Withdrawal Benefit Base. In Account Year 4, your Withdrawal Benefit Base (including the Bonus) equals $135,000, and you can withdraw up to $5,400 (5% of $135,000) in Account Year 4 without reducing your Withdrawal Benefit Base. The Withdrawal Benefit Base will increase each year following the initial withdrawal by the 3% Plus Factor, as long as no Excess Withdrawals are taken during the Account Year. Because your first withdrawal was not a One-Time Access Withdrawal, your Bonus Period ends.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
4	$125,000	$135,000	N/A	$5,400	$5,400
5	$119,600	$139,050	N/A	$5,562	$5,562

Assume that, because of good investment performance of the Designated Funds during Account Year 5, your Account Value has grown to $170,000 on your fifth Account Anniversary.  Therefore your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base. We will step up your Withdrawal Benefit Base to $170,000. Your new Annual Withdrawal Amount will be 4% of your new Withdrawal Benefit Base, or $6,800.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
6	$170,000	$170,000	N/A	$6,800	$6,800
7	$163,200	$175,100	N/A	$7,004	$7,004
8	$156,196	$180,353	N/A	$7,214	$7,214

Assume in Account Year 9, you don’t take a withdrawal. Your Withdrawal Benefit Base will not increase by a Bonus because the Bonus Period ended when the first withdrawal (other than the One-Time Access Withdrawal) was taken.  However, the Withdrawal Benefit Base will increase by 3% as a result of the Plus Factor.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
9	$148,982	$185,764	N/A	$7,431	$0
10	$148,982	$191,337	N/A	$7,653	$7,653
11	$141,329	$197,077	N/A	$7,883	$7,883
12	$133,446	$202,989	N/A	$8,120	$8,120
13	$125,326	$209,079	N/A	$8,363	$8,363
14	$116,963	$215,351	N/A	$8,614	$8,614
15	$108,349	$221,812	N/A	$8,872	$8,872

Example: 200% Benefit Enhancement (SIM & SIM Plus only)

Assume a client, age 62, purchased a contract on January 1, 2010 with an initial Purchase Payment of $100,000. On January 1, 2020 (the later of the 10th Account Anniversary or the Account Anniversary following age 70), if no withdrawals have been taken and the then current Withdrawal Benefit Base equals $180,000, the Withdrawal Benefit Base will be increased to $200,000 (200% of the initial Purchase Payment). If on January 1, 2020, your current Withdrawal Benefit Base is greater than $200,000 due to a prior step-up, then the 200% Benefit Enhancement would not be applied.

Assume a client, age 55, purchased a contract on January 1, 2010 with an initial Purchase Payment of $100,000. On January 1, 2025 (the later of the 10th Account Anniversary or the Account Anniversary following age 70), if no withdrawals have been taken and the then current Withdrawal Benefit Base equals $180,000, the Withdrawal Benefit Base will be increased to $200,000.

Assume a client, age 62, purchased a contract on January 1, 2010 with an initial Purchase Payment of $100,000. A subsequent purchase payment of $50,000 is made on June 1, 2018. On January 1, 2020 (the later of the 10th Account Anniversary or the Account Anniversary following age 70), if no withdrawals have been taken and the then current Withdrawal Benefit Base equals $238,000, the Withdrawal Benefit Base will be increased to $250,000 (200% of the initial Purchase Payment, plus 100% of additional Purchase Payments made after the first Account Anniversary.

Example: One-Time Access Withdrawal (SIM and SIM Plus only)

You may take the One-Time Access Withdrawal before you begin receiving your Annual Withdrawal Amount. The One-Time Access Withdrawal will not end the 200% Benefit Enhancement or the Bonus Period. However, the One-Time Access Withdrawal will cause the Bonus for that Account Year to be forfeited. As a result of the One-Time Access Withdrawal, your Withdrawal Benefit Base, Bonus Base and your 200% Benefit Enhancement will be reduced using the following formulae:

Your new Bonus Base	=	BB x	(	AV – WD	)
AV

Your new Withdrawal Benefit Base	=	WBB x	(	AV – WD	)
AV

Your new 200% Benefit Enhancement	=	BE x	(	AV – WD	)
AV

Where:
	BB =	Your Bonus Base immediately prior to the One-Time Access Withdrawal.

	WBB =	Your Withdrawal Benefit Base immediately prior to the One-Time Access Withdrawal.

	BE =	Your 200% Benefit Enhancement immediately prior to the One-Time Access Withdrawal.

	WD =	The amount of the One-Time Access Withdrawal.

	AV =	Your Account Value immediately prior to the One-Time Access Withdrawal.

Assume your Contract is issued with an initial Purchase Payment of $100,000, and that you elected to participate with single-life coverage. Your Withdrawal Benefit Base and your Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Your Withdrawal Benefit Base will increase by 8% of your Bonus Base each year in which you do not take a withdrawal during the Bonus Period.  Assume your Coverage Date will start in your 5th Account Anniversary (the first Account Anniversary after you reach age 59). If you notify us, the first withdrawal you take after the Coverage Date may be considered the One-Time Access Withdrawal.

Assume that because of good investment performance of the Designated Funds during Account Year 2 your Account Value has grown to $125,000 on your second Account Anniversary. Therefore your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base and Bonus Base. We will step-up your Withdrawal Benefit Base and your Bonus Base to $125,000.

Assume that, in your Account Year 7, you need to take $10,000 and you notify us of your intention to make this withdrawal your One-Time Access Withdrawal.

Account Year	Account Value	Withdrawal Benefit Base	Bonus Base	Withdrawals

1	$100,000	$100,000	$100,000	$0
2	$100,000	$108,000	$100,000	$0
3	$125,000	$125,000	$125,000	$0
4	$125,000	$135,000	$125,000	$0
5	$125,000	$145,000	$125,000	$0
6	$125,000	$155,000	$125,000	$0
7	$125,000	$165,000	$125,000	$10,000

At this point, your Bonus Base, your Withdrawal Benefit Base and your 200% Benefit Enhancement will be recalculated as follows:

Your new Bonus Base	=	$125,000	x	$125,000 – $10,000
$125,000

=	$115,000

Your new Withdrawal Benefit Base	=	$165,000	x	$125,000 – $10,000
$125,000

=	$151,800

Your new 200% Benefit Enhancement	=	$200,000	x	$125,000 – $10,000
$125,000

=	$184,000

Example: Early Withdrawals

Any withdrawal (other than the One-Time Access Withdrawal applicable to SIM and SIM Plus) taken before your Coverage Date will be considered an Early Withdrawal. Your Bonus Base (applicable to SIR III only) and Withdrawal Benefit Base will be reduced using the following formulae:

Your new Bonus Base	=	BB x	(	AV – WD	)
AV

Your new Withdrawal Benefit Base	=	WBB x	(	AV – WD	)
AV

Where:
	BB =	Your Bonus Base immediately prior to the Early Withdrawal.

	WBB =	Your Withdrawal Benefit Base immediately prior to the Early Withdrawal.

	WD =	The amount of the Early Withdrawal.

	AV =	Your Account Value immediately prior to the Early Withdrawal.

Assume that you are age 50 when your Contract is issued with an initial Purchase Payment of $100,000, and that you elected to participate with single-life coverage. Your Withdrawal Benefit Base and your Bonus Base are each set to equal your initial Purchase Payment on your Issue Date. Your Withdrawal Benefit Base will increase by a percentage of your Bonus Base each year in which you do not take a withdrawal. Your Coverage Date will be the first Account Anniversary after you attain the age of 59. (Please note that with SIM and SIM Plus, the first Early Withdrawal taken will be considered the One-Time Access Withdrawal. Also note that the Bonus Period will end on SIM and SIM Plus if a second Early Withdrawal is taken.)

Assume that, because of good investment performance of the Designated Funds during Account Year 2 your Account Value has grown to $125,000 on your second Account Anniversary. Therefore, your Contract is eligible for an automatic step-up of the Withdrawal Benefit Base and Bonus Base. We will step up your Withdrawal Benefit Base and Bonus Base to $125,000. Assume that, in your Account Year 3, you withdraw $10,000. Because you are age 53 (and younger than age 59), this is an Early Withdrawal.

At this point, your Bonus Base and your Withdrawal Benefit Base will be recalculated as follows:

Your new Bonus Base	=	$125,000	x	$125,000 – $10,000
(SIR III only)				$125,000

	=	115,000

Your new Withdrawal Benefit Base	=	$125,000	x	$125,000 – $10,000
				$125,000

	=	115,000

Your Annual Withdrawal Amount will still be $0 because you have not reached your Coverage Date. For SIM and SIM Plus, any withdrawal other than the One-Time Access Withdrawal will end the Bonus Period and forfeit the 200% Benefit Enhancement have ended.

Example: Excess Withdrawals

If you take an Excess Withdrawal that is not your One-Time Access Withdrawal,(applicable to SIM and SIM Plus only) your Withdrawal Benefit Base and Bonus Base (applicable to SIR III only) will be reduced according to the following formulae:

Your new Bonus Base	=	BB x	(	AV – WD	)
AV-AWA

Your new Withdrawal Benefit Base	=	WBB x	(	AV - WD	)
AV - AWA

Where:
	BB =	Your Bonus Base immediately prior to the Early Withdrawal.

	WBB =	Your Withdrawal Benefit Base immediately prior to the Excess Withdrawal.

	WD =	The amount of the Excess Withdrawal.

	AV =	Your Account Value immediately prior to the Excess Withdrawal.

	AWA =	Your Annual Withdrawal Amount minus any prior partial withdrawals taken during the current Account Year.

Assume that you invested $65,000 and, due to recent positive market performance, your Account Value in Account Year 5 is $100,000. Your Withdrawal Benefit Base and Bonus Base have stepped up to 100,000, your Lifetime Withdrawal Percentage is 5%, and thus your Annual Withdrawal Amount is $5,000. During this Account Year you make two withdrawals: a $4,000 withdrawal followed by a $6,000 withdrawal. Your first withdrawal reduces your Account Value to $96,000 but does not affect your Withdrawal Benefit Base because it is not in excess of your Annual Withdrawal Amount. Your second withdrawal (when combined with the first) is in excess of your $5,000 Annual Withdrawal Amount. After your second withdrawal, your Withdrawal Benefit Base will be reduced as follows:

Your new Bonus Base	=	$100,000	x	$96,000 – $6,000
				$96,000 – ($5,000 – $4,000)

	=	$94,737

Your new Withdrawal Benefit Base	=	$100,000	x	$96,000 – $6,000
				$96,000 – ($5,000 – $4,000)

	=	$94,737

Beginning on your Account Anniversary and going forward, your new Annual Withdrawal Amount will be $4,737 (5% of $94,737). For SIM and SIM Plus , any withdrawal other than the One-Time Access Withdrawal will end the Bonus Period and forfeit the 200% Benefit Enhancement have ended.

You should be aware that, if your Account Value is less than the Withdrawal Benefit Base at the time an Excess Withdrawal is taken (as in the above example), then your Withdrawal Benefit Base will be reduced by an amount equal to or more than the excess amount withdrawn. Thus, Excess Withdrawals taken in a down market could severely reduce your benefit.

APPENDIX D -
BUILD YOUR OWN PORTFOLIO

This Appendix sets forth the Funds and percentage limits that constitute the “build your own portfolio” program. This program is more fully described under “BUILD YOUR OWN PORTFOLIO” in the Prospectus. Briefly, if you comply with this program, the portfolio you build will satisfy the Designated Funds requirement under certain optional living benefit riders. If you do not comply with the allocation percentage limits in effect under your Contract, your selection of the Build Your Own Portfolio model will not qualify as a Designated Fund and your participation in the living benefit will be cancelled.

For Contracts purchased with Sun Income Maximizer or Sun Income Maximizer Plus, the Funds available in each asset class and the percentage range assigned to each asset class under the Build Your Own Portfolio investment option are as follows:

Balanced Funds	Fixed Income Funds
0% to 60%	40% to 100%
AllianceBernstein Balanced Wealth Strategy Portfolio	Huntington VA Mortgage Securities Fund1
BlackRock Global Allocation V.I. Fund	MFS® Government Securities Portfolio
Fidelity® Variable Insurance Products Balanced Portfolio	SCSM BlackRock Inflation Protected Bond Fund
Huntington VA Balanced Fund1	SCSM Goldman Sachs Short Duration Fund
Invesco Van Kampen V.I. Equity and Income Fund	SCSM PIMCO Total Return Fund
MFS® Global Tactical Allocation Portfolio	Sun Capital Investment Grade Bond Fund®
MFS® Total Return Portfolio	Sun Capital Money Market Fund®
PIMCO Global Multi-Asset Portfolio
SCSM Ibbotson Balanced Fund
SCSM Ibbotson Moderate Fund

1 Only available if you purchased your Contract through a Huntington Bank representative.

For Contracts purchased with Sun Income Riser III, the following is the Build Your Own Portfolio model that applies to your Contract. If you do not comply with the allocation percentage limits in effect under your Contract, then your selection of the Build Your Own Portfolio model will not qualify as a Designated Fund and your participation in the living benefit will be cancelled.

Fixed Income Funds	Core Retirement Strategies Funds	Asset Allocation Funds	Core Equity Funds	Growth Equity Funds	Specialty Funds
30% to 50%	40% to 60%	10% to 30%	0% to 20%	0% to 20%	0% to 10%
Sun Capital Investment Grade Bond Fund®	PIMCO Global Multi-Asset Portfolio	AllianceBernstein Balanced Wealth Strategy Portfolio	Lord Abbett Series Fund Fundamental Equity Portfolio	Franklin Small Cap Value Securities Fund	Franklin Strategic Income Securities Fund
MFS® Government Securities Portfolio	MFS® Global Tactical Allocation Portfolio	Fidelity® Variable Insurance Products Balanced Portfolio	MFS® Value Portfolio	SCSM Oppenheimer Main Street Small Cap Fund	PIMCO Emerging Markets Bond Portfolio
MFS® Bond Portfolio	SCSM Ibbotson Moderate Fund	Franklin Income Securities Fund	Invesco Van Kampen V.I. Comstock Fund	Oppenheimer Capital Appreciation Fund/VA	Sun Capital Global Real Estate Fund
Huntington VA Mortgage Securities Fund1	SCSM Ibbotson Balanced Fund	MFS® Total Return Portfolio	Mutual Shares Securities Fund	Lord Abbett Series Fund Growth Opportunities Portfolio	PIMCO CommodityRealReturnTM Strategy Portfolio
Sun Capital Money Market Fund®		Invesco Van Kampen V.I. Equity and Income Fund	MFS® Utilities Portfolio	MFS® International Value Portfolio	MFS® Emerging Markets Equity Portfolio
SCSM Goldman Sachs Short Duration Fund		Fidelity® Variable Insurance Products Fund Freedom 2015 Portfolio	MFS® Core Equity Portfolio	MFS® Research International Portfolio	SCSM PIMCO High Yield Fund
SCSM PIMCO Total Return Fund		Fidelity® Variable Insurance Products Fund Freedom 2020 Portfolio	SCSM Davis Venture Value Fund	Templeton Growth Securities Fund	Lazard Retirement Emerging Markets Equity Portfolio
SCSM BlackRock Inflation Protected Bond Fund		SCSM Ibbotson Growth Fund	Huntington VA Dividend Capture Fund1	First Eagle Overseas Variable Fund	Huntington VA Rotating Markets Fund1
		BlackRock Global Allocation V.I. Fund	Huntington VA Income Equity Fund1	Oppenheimer Global Securities Fund/VA	Huntington VA Real Strategies Fund1
		Huntington VA Balanced Fund1	SCSM Lord Abbett Growth & Income Fund	Columbia Marsico International Opportunities Fund, Variable Series
			SCSM Goldman Sachs Mid Cap Value Fund	Fidelity® Variable Insurance Products Fund Mid Cap Portfolio
			SCSM Oppenheimer Large Cap Core Fund	MFS® International Growth Portfolio
SCSM WMC Large Cap Growth Fund
Columbia Marsico Growth Fund, Variable Series
Columbia Marsico 21st Century Fund, Variable Series
Huntington VA Growth Fund1
Huntington VA Marco 100 Fund1
Huntington VA Mid Corp America Fund1
Huntington VA New Economy Fund1
Huntington VA International Equity Fund1
Huntington VA Situs Fund1
SCSM WMC Blue Chip Mid Cap Fund
Universal Institutional Funds Inc. - Mid Cap Growth Portfolio
Invesco Van Kampen V.I. Mid Cap Value Fund

Fixed Income Funds	Core Retirement Strategies Funds	Asset Allocation Funds	Core Equity Funds	Growth Equity Funds	Specialty Funds
30% to 50%	40% to 60%	10% to 30%	0% to 20%	0% to 20%	0% to 10%
AllianceBernstein International Growth Portfolio
Fidelity® Variable Insurance Products Fund Contrafund® Portfolio
SCSM AllianceBernstein International Value Fund
SCSM Columbia Small Cap Value Fund
SCSM Invesco Small Cap Growth Fund

1 Only available if you purchased your Contract through a Huntington Bank representative.

This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated XXXXXX, 2010 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Assurance Company of Canada (U.S.). To receive a copy, return this request form to the address shown below or telephone (800) 752-7215.

To:	Sun Life Assurance Company of Canada (U.S.)
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
Sun Life Financial Masters Choice
Sun Life of Canada (U.S.) Variable Account F.

Name:

Address:

City:	State:	Zip Code:

Telephone:

PART B

XXXXXX, 2010

SUN LIFE FINANCIAL MASTERS® CHOICE

VARIABLE AND FIXED ANNUITY
STATEMENT OF ADDITIONAL INFORMATION
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

TABLE OF CONTENTS

Sun Life Assurance Company of Canada (U.S.)
Advertising and Sales Literature
Tax Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contract
Custodian
Independent Registered Public Accounting Firm
Financial Statements

The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the Sun Life Financial Masters® Choice (the “Contract”) issued by Sun Life Assurance Company of Canada (U.S.) (the “Company” or “Sun Life (U.S.)”) in connection with Sun Life of Canada (U.S.) Variable Account F (the “Variable Account”) which is not included in the Prospectus dated XXXXXXXX, 2010.  This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Annuity Division, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (888) 786-2435.

The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

------------------------------------------------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

Sun Life Financial Inc. (“Sun Life Financial”), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life (U.S.). Sun Life Financial ultimately controls Sun Life (U.S.) through the following intervening companies: Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Global Investments Inc.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and “style box” matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company intends to illustrate the advantages of the Contracts in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

THE COMPANY'S  ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Fitch and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria.

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59½, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, the 0.15% distribution fee, and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

In developing illustrative tax deferral charts, we will observe these general principles:

●	The assumed rate of earnings will be realistic.
●	The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
●	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
●	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59½ at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Participants.

CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go “ex-dividend” during the current Valuation Period. $18.38 ÷ $18.32 = 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00005395 (the daily equivalent of the current maximum charge of 1.95% on an annual basis) gives a net investment factor of 1.00322166.  If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6114820 (14.5645672 x 1.00322116).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789.  If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3845638 (12.3456789 x 1.00323092 (the Net Investment Factor based on the daily equivalent of maximum annuity phase charge of 1.60% on an annual basis) x 0.99991902). 0.99991902 is the factor, for a one day Valuation Period that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3845638.  The first variable annuity payment would be $865.57 (8,765.4321 x 14.5645672 x 6.78 ÷ 1,000).  The number of annuity units credited would be 70.1112 ($865.57 ÷ 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 x 12.3845638).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis through the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. (“Clarendon”).  Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company.  Promotional incentives may change at any time.

Commissions will not be paid to selling agents with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading “Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates.”

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report, dated March 26, 2010, accompanying such financial statements expresses an unqualified opinion and includes an explanatory paragraph, referring to the Company changing its method of accounting and reporting for other-than-temporary impairments in 2009, and changing its method of accounting and reporting for fair value measurement of certain assets and liabilities in 2008), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  Their office is located at 200 Berkeley Street, Boston, Massachusetts.

The financial statements of Sun Life of Canada (U.S.) Variable Account F that are included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report, dated April 23, 2010, accompanying the financial statements expresses an unqualified opinion) and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Assurance Company of Canada (U.S.) are included herein. The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

Financial Statements
Sun Life of Canada (U.S.) Variable Account F
Sun Life Assurance Company of Canada (U.S.)
To be Filed by Amendment

PART C
OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following Financial Statements are included in the Registration Statement:

	A.	Condensed Financial Information - Accumulation Unit Values (Part A) (To be Filed by Amendment)

	B.	Financial Statements of the Depositor (Part B) (To be Filed by Amendment)

Audited:

		1	Report of Independent Registered Public Accounting Firm;
		2.	Consolidated Statements of Income, Years Ended December 31, 2009, 2008 and 2007;
		3.	Consolidated Balance Sheets, December 31, 2008 and 2007
		4.	Consolidated Statements of Comprehensive Income, Years Ended December 31, 2009, 2008 and 2007
		5.	Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2009, 2008 and 2007;
		6.	Consolidated Statements of Cash Flows, Years Ended December 31, 2009, 2008 and 2007; and
		7.	Notes to Consolidated Financial Statements.

	C.	Financial Statements of the Registrant (Part B) (To be Filed by Amendment)

		1.	Report of Independent Registered Public Accounting Firm;
		2.	Statement of Assets and Liabilities, December 31, 2009;
		3.	Statement of Operations, Year Ended December 31, 2009;
		4.	Statements of Changes in Net Assets, Years Ended December 31, 2009 and December 31, 2008; and
		5.	Notes to Financial Statements.

(b)	The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

(1)
Resolution of Board of Directors of the Depositor dated December 3, 1985 authorizing the establishment of the Registrant (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-37907, filed on October 14, 1997);

(2)	Not Applicable;

(3)(a)
Marketing Services Agreement between Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(i)
Principal Underwriter’s Agreement by and between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File No. 333-83364, filed on or about April 27, 2009);

(3)(b)(ii)
Amendment to Principal Underwriter’s Agreement by and between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File No. 333-83364, filed on or about April 27, 2009);

(3)(c)(i)
Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(c)(ii)
Specimen Broker-Dealer Supervisory and Service Agreement (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(c)(iii)
Specimen Registered Representatives Agent Agreement (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(4)(a)	Specimen Flexible Payment Combination Fixed/Variable Group Annuity Contract (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-83256, filed on June 22, 2002);

(4)(b)
Specimen Certificate to be issued in connection with Contract filed as Exhibit 4(a) (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-83256, filed on June 22, 2002);

(4)(c)
Specimen Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-83256, filed on June 22, 2002);

(4)(d)	Specimen Sun Income Riser III Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract filed as Exhibit (4)(c);*

(4)(e)	Specimen Sun Income Maximizer Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract filed as Exhibit (4)(c);*

(4)(f)	Specimen Sun Income Maximizer Plus Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract filed as Exhibit (4)(c);*

(5)(a)
Specimen Application to be used with Contract filed as Exhibit 4(a) (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-74884, filed February 14, 2002);

(5)(b)
Specimen Application to be used with Certificate filed as Exhibit 4(b) and Contract filed as Exhibit 4(c) (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-74884, filed February 14, 2002);

(6)(a)	Certificate of Incorporation of the Depositor (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed on March 29, 2004);

(6)(b)	By-Laws of the Depositor, as amended March 19, 2004 (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed on March 29, 2004);

(7)	Not Applicable;

(8)(a)
Amended and Restated Participation Agreement by and among MFS/Sun Life Services Trust, Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed on May 28, 2004);

(8)(b)
Participation Agreement dated February 17, 1998 by and among the Depositor, AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-82957, filed on February 3, 2000);

(8)(c)
Amended and Restated Participation Agreement dated December 18, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York;*

(8)(d)
Participation Agreement dated December 1, 1996 by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Funds, and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-83516, filed on April 28, 2005);

(8)(e)
Participation Agreement dated May 1, 2001 by and among Sun Life Assurance Company of Canada (U.S.), the Depositor, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed on July 27, 2001);

(8)(f)
Participation Agreement dated February 17, 1998 by and among Sun Life Assurance Company of Canada (U.S.), Lord Abbett Series Fund, Inc. and Lord, Abbett & Co. (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(g)
Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-102278, filed on December 31, 2002);

(8)(h)
Participation Agreement Among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(h)
Participation Agreement Among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(j)
Participation Agreement dated February 15, 2005 among Nations Separate Account Trust, BACAP Distributors, LLC, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 333-83516, filed on April 28, 2005);

(8)(k)
Participation Agreement, dated December 3, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Lazard Asset Management Securities LLC, and Lazard Retirement Series, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 12, 2008);

(8)(l)
Participation Agreement, dated August 6, 2004, by and among Sun Life Assurance Company of Canada (US), Van Kampen Life Investments Trust, Van Kampen Funds Inc., and Van Kampen Asset Management. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 of Sun Life of Canada (US) Variable Account I, File No. 333-100831, filed on April 29, 2005);

(8)(m)
Participation Agreement, dated May 1, 2004, by and among Sun Life Assurance Company of Canada (U.S.), The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated and Morgan Stanley Investment Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 of Sun Life of Canada (US) Variable Account G, File No. 333-111688, filed on April 27, 2007);

(8)(n)
Participation Agreement, dated December 3, 2007, by and among Sun Life Assurance Company of Canada (U.S.), The Huntington Funds, Edgewood Services, Inc., and Huntington Asset Advisors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 12, 2008);

(8)(o)
Participation Agreement, dated May 13, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Merrill Lynch Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-111688, filed with the Securities and Exchange Commission on December 30, 2005.)

(9)	Opinion of Counsel as to the legality of the securities being registered and Consent to its use;*

(10)(a)	Consent of Independent Registered Public Accounting Firm; (To be Filed by Amendment)

(11)	Financial Statement Schedules I and VI (Incorporated herein by reference to the Depositor's Form 10-K Annual Report for the fiscal year ended December 31, 2009, filed on March 26, 2010);

(12)	Not Applicable;

(13)
Schedule for Computation of Performance Quotations (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4, File No. 33-41628, filed on April 29, 1998);

(14)	Not Applicable;

(15)(a)	Powers of Attorney (included as part of the signature page);

(15)(b)
Resolution of the Board of Directors of the depositor dated March 26, 2008, authorizing the use of powers of attorney for Officer signatures (Incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 27, 2009);

(16)	Organizational Chart (Incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement on Form N-4, File No. 333-83516, filed on April 27, 2010).

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address	Positions and Offices With Depositor

Jon A. Boscia Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director

Scott M. Davis Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Counsel and Director

Stephen L. Deschenes Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Annuities and Director

Ronald H. Friesen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Financial Officer and Treasurer and Director

Terrence J. Mullen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director

Westley V. Thompson Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	President, SLF U.S., and Director and Chairman

Michael S. Bloom Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Assistant Vice President and Senior Counsel and Secretary

Priscilla S. Brown Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Head of U.S. Marketing

Larry R. Madge Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Actuary

Stephen C. Peacher Sun Life Assurance Company of Canada 150 King Street West Toronto, ON M5H 1J9	Executive Vice President and Chief Investment Officer

Sean N. Woodroffe Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Vice President, Human Resources

Janet Whitehouse Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Individual Life Insurance

John R. Wright Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Executive Vice President, Sun Life Financial U.S. Operations

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), which is ultimately controlled by Sun Life Financial.

The organization chart of Sun Life Financial is incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement on Form N-4, File No. 333-83516, filed on April 27, 2010.

None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

Item 27. NUMBER OF CONTRACT OWNERS

None.

Item 28. INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), as amended March 19, 2004 (a copy of which as filed as Exhibit 3.2 to Depositor’s Form 10-K, File No. 333-82824, filed on March 29, 2004), provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.). Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

(a) Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, G, I, and K, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, C, D,  J, and N, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, and Total Return Variable Account.

(b)	Name and Principal	Position and Offices
	Business Address*	with Underwriter

	Terrance J. Mullen	President and Director
	Scott M. Davis	Director
	Ronald H. Friesen	Director
	Michael S. Bloom	Secretary
	Ann B. Teixeira	Assistant Vice President, Compliance
	Kathleen T. Baron	Chief Compliance Officer
	William T. Evers	Assistant Vice President and Senior Counsel
	Jane F. Jette	Financial/Operations Principal and Treasurer
	Michelle D'Albero	Counsel
	Matthew S. MacMillen	Tax Officer

*The principal business address of all directors and officers of the principal underwriter, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(c) Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:

(a)
To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)
To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)
Representation with respect to Section 26(f)(2)(A) of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 10th day of August, 2010.

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
(Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Depositor)

By: /s/ Westley V. Thompson
Westley V. Thompson
President, SLF U.S.

Attest:	/s/ Sandra M. DaDalt
Sandra M. DaDalt
Assistant Vice President and Senior Counsel

We the undersigned officers and directors of Sun Life Assurance Company of Canada (U.S.) hereby constitute and appoint Susan J. Lazzo, Michael S. Bloom, James J. Klopper, Sandra M. DaDalt, and Elizabeth B. Love, and each of them singly, our attorneys-in-fact, with full power to any of them, to sign, for each of us, in our names and in the capacities indicated below, the Registration Statement of Sun Life Assurance Company of Canada (U.S.) on Form N-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement under the Securities Act of 1933 and to deliver and file the same, with exhibits thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Assurance Company of Canada (U.S.), and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Westley V. Thompson	President, SLF U.S. and Director	August 10, 2010
Westley V. Thompson	(Principal Executive Officer)

/s/ Ronald H. Friesen	Senior Vice President and Chief Financial Officer	August 10, 2010
Ronald H. Friesen	and Treasurer and Director
(Principal Financial Officer)

/s/ Douglas C. Miller	Vice President and Controller	August 10, 2010
Douglas C. Miller	(Principal Accounting Officer)

/s/ Jon A. Boscia	Director	August 10, 2010
Jon A. Boscia

/s/ Scott M. Davis	Director	August 10, 2010
Scott M. Davis

/s/ Stephen L. Deschenes	Director	August 10, 2010
Stephen L. Deschenes

/s/ Terrence J. Mullen	Director	August 10, 2010
Terrence J. Mullen

EXHIBIT INDEX

(4)(d)	Specimen Sun Income Riser III Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract filed as Exhibit (4)(c)

(4)(e)	Specimen Sun Income Maximizer Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract filed as Exhibit (4)(c)

(4)(f)	Specimen Sun Income Maximizer Plus Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract filed as Exhibit (4)(c)

(9)	Opinion of Counsel as to the legality of the securities being registered and Consent to its use